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CANADIAN NATURAL RESOURCES LIMITED

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY MAY 3, 2012

        NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the Shareholders of Canadian Natural Resources Limited (the "Corporation") will be held at the Metropolitan Centre, 333 - 4th Avenue S. W., in the City of Calgary, in the Province of Alberta, Canada, on Thursday May 3, 2012, at 3:00 o'clock in the afternoon (MDT) for the following purposes:

  1.
  To receive the Annual Report of the Corporation to the Shareholders, the Consolidated Financial Statements, and the report of the Auditors, for the fiscal year ending December 31, 2011;

  2.
  To elect Directors for the ensuing year;

  3.
  To appoint Auditors for the ensuing year and to authorize the Audit Committee of the Corporation's Board of Directors to fix their remuneration;

  4.
  To consider, and if deemed advisable, to pass a Special Resolution authorizing the Corporation to amend its Articles to change the provisions of the currently authorized class of preferred shares to a class of preferred shares issuable in a series as set forth in the accompanying Information Circular.

  5.
  To vote, on an advisory basis, on the Corporation's approach to executive compensation as described in the Information Circular accompanying this Notice of Meeting; and

  6.
  To transact such other business as may properly be brought before the Meeting or any adjournments thereof.

        ANY SHAREHOLDER OF RECORD AT THE CLOSE OF BUSINESS ON MARCH 14, 2012 WILL BE ENTITLED TO RECEIVE NOTICE OF, AND VOTE AT THE MEETING, PROVIDED THAT TO THE EXTENT SUCH A SHAREHOLDER TRANSFERS THE OWNERSHIP OF ANY OF HIS SHARES AFTER THE RECORD DATE AND THE TRANSFEREE OF THOSE SHARES ESTABLISHES THAT HE OWNS SUCH SHARES AND DEMANDS NOT LATER THAN 5 DAYS BEFORE THE MEETING THAT HIS NAME BE INCLUDED ON THE SHAREHOLDERS' LIST, SUCH TRANSFEREE IS ENTITLED TO VOTE SUCH SHARES AT THE MEETING. IF YOU CANNOT BE PRESENT IN PERSON, PLEASE SIGN AND RETURN THE ENCLOSED PROXY FORM IN THE ADDRESSED ENVELOPE PROVIDED. IN ORDER FOR YOUR PROXY FORM TO BE EFFECTIVE, IT MUST BE DULY COMPLETED AND MUST REACH THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5J 2Y1 AT LEAST 24 HOURS BEFORE THE MEETING TO BE HELD ON THURSDAY MAY 3, 2012.

        The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular of the Corporation, which accompanies this Notice. Copies of the Annual Report of the Corporation and Consolidated Financial Statements referred to herein are being sent under separate cover if you are a registered holder, or if, as a beneficial shareholder, you returned the financial statement request card sent with 2011 proxy solicitation material.

        DATED at Calgary, Alberta, this 14th day of March 2012.

BY ORDER OF THE BOARD OF DIRECTORS

Bruce E. McGrath Corporate Secretary

CANADIAN NATURAL RESOURCES LIMITED
(the "CORPORATION")

INFORMATION CIRCULAR
FOR THE ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

TO BE HELD ON THURSDAY MAY 3, 2012 AT 3:00 P.M. (MDT)

AT THE METROPOLITAN CENTRE
333 - 4TH AVENUE S. W. CALGARY, ALBERTA

Contents of This Information Circular

        Unless otherwise indicated, all dollar figures stated in this Circular represent Canadian dollars. On December 31, 2011, the reported Bank of Canada noon rate for one Canadian dollar was U.S. $0.9833 and £0.6330. On December 31, 2011, the reported Bank of Canada noon rate for one U.S. dollar was $1.0170 and for one pound sterling was $1.5799.

I.    INFORMATION ON ITEMS TO BE ACTED UPON

SOLICITATION OF PROXIES

        This Information Circular (the "Circular") is furnished in connection with THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF CANADIAN NATURAL RESOURCES LIMITED (the "Corporation") for use at the 2012 Annual and Special Meeting of the Shareholders of the Corporation.

        The solicitation of proxies will be primarily by mail, but may also be by telephone, electronic communication or oral communications by the directors, officers and regular employees of the Corporation, at no additional compensation. The costs of preparation and mailing of the Notice of Meeting, Instrument of Proxy and this Information Circular as well as any such solicitation referred to above will be paid by the Corporation.

        Except as otherwise stated, the information contained herein is given as of March 14, 2012.

INFORMATION CONCERNING VOTING

  Where and When the Meeting Will Be Held

        The 2012 Annual and Special Meeting of the Shareholders of the Corporation will be held at the Metropolitan Centre, 333 - 4th Avenue S.W. in the City of Calgary, in the Province of Alberta, Canada, on Thursday May 3, 2012 at 3:00 o'clock in the afternoon (MDT) (the "Meeting") and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting.

  Quorum for the Meeting

        Holders of five percent of the outstanding common shares of the Corporation entitled to vote, present at the Meeting in person or by proxy, will constitute a quorum for the Meeting.

  Who Can Vote At the Meeting

        Anyone who holds common shares of the Corporation as a registered shareholder or a beneficial shareholder on March 14, 2012 (the "Record Date") is entitled to receive notice of the Meeting and to vote at the Meeting to be held on May 3, 2012 or any adjournment of the Meeting. If you became a shareholder after the Record Date you may vote if you produce a properly endorsed share certificate or otherwise establish ownership of the common shares and not later than 5 days before the Meeting you request your name be included on the list of shareholders entitled to vote at the Meeting.

        You as a shareholder have the right to designate a person or company (who need not be a shareholder of the corporation) other than Allan P. Markin and John G. Langille, the management designees, to attend and act for you at the Meeting. Such right may be exercised by inserting in the blank space provided the name of the person or company to be designated and deleting therefrom the names of the management designees or by completing another proper instrument of proxy

  Voting as a Registered Shareholder

        A registered shareholder is a shareholder who has a share certificate registered in their name. If you are a registered shareholder, you can attend the Meeting and vote in person, or, appoint someone to vote at the Meeting on your behalf in the manner described above.

        Voting by proxy can be done in one of the following ways; 1) by mailing or personally delivering the completed form of proxy enclosed with this Information Circular to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at least 24 hours before the Meeting for which it is to be used; 2) by telephone by calling the toll free number specified in the form of proxy; or, 3) by internet by accessing the website address specified in the form of proxy.

  Voting as Beneficial Shareholder

        A non-registered shareholder (a beneficial shareholder) is a shareholder who has their shares held by an intermediary such as a broker, dealer, trustee or financial institution.

        If you are a beneficial shareholder and you wish to have your shares voted at the Meeting, you must provide instructions to the intermediary who is holding your shares on how you want your shares voted at the Meeting. If you have provided instructions to your intermediary to receive information from the Corporation, you will receive from your intermediary a Voting Instruction Form. This form must be completed by you and returned to the intermediary in accordance with the instructions on the Voting Instruction Form. Alternatively, you can provide voting instruction by calling a toll free number or by internet by accessing the website address indicated on the Voting Instruction Form and following the instructions.

        If you wish to vote in person at the Meeting, insert your name in the space provided on the Voting Instruction Form provided to you and sign and return it in accordance with the instructions provided. Do not otherwise complete the form, as you will be voting at the Meeting. When you arrive at the Meeting please register at the registration table.

        In any case DO NOT send the Voting Instruction Form to the transfer agent or the Corporation as it is not a legal proxy for voting your shares at the Meeting.

  How Your Shares Will Be Voted

        Your shares will be voted or withheld from voting on any ballot that may be called in accordance with the instructions you have provided on the properly completed proxy. If no voting instructions have been specified by you, the person you have appointed to vote on your behalf has discretion to vote as they see fit. If your proxy holder is one designated by us, and no voting instructions have been specified by you, your shares will be voted in favour of the persons nominated by management for election as directors, in favour of the appointment of PricewaterhouseCoopers LLP as auditor and the authorization of the Audit Committee of the Board of Directors to fix their remuneration, in favour of the Special Resolution amending the Articles to change the designation and provisions of the currently authorized preferred shares to a class of preferred shares issuable in a series, and, on the advisory vote, in favour of the Corporation's approach to executive compensation.

        The proxy also confers discretionary authority upon the person you have named to vote on your behalf with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting, or at any adjournment thereof. Management of the Corporation does not know of any matters which may be presented at the Meeting, other than the matters set forth in the notice but if the other matters or amendments or variations do properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy according to their best judgment.

  Changing Your Vote

        If you are a registered shareholder and change your mind on how you want your shares voted, or, you decide to attend the Meeting and vote in person, you can revoke your proxy by personally attending at the Meeting and voting your shares, or, depositing another form of proxy with a later date. You can also revoke your proxy by (a) providing written notice at the registered office of the Corporation or the office of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof; or, (b) depositing written notice with the Chair of such Meeting on the day of the Meeting prior to its commencement or adjournment thereof,

        The written notice revoking your proxy can be from you or your attorney, provided they have your written authorization. If the shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

        If you are a beneficial shareholder follow the instructions of your intermediary with respect to the procedures to be followed for voting as discussed above. Any votes that have been cast on your behalf prior to your revoking your proxy will remain and you will be bound by such vote.

  You May Receive More than One Set of Voting Materials

        You may receive more than one set of voting materials, including multiple copies of this Information Circular and multiple proxy or Voting Instruction Forms if you hold your shares in more than one brokerage account. You will receive a separate Voting Instruction Form for each brokerage account in which you hold shares. If you are a registered holder of record and you hold your shares in more than one name or variation of your name, you will receive more than one form of proxy. Please complete, sign and return each form of proxy and Voting Instruction

Form you receive, or you may cast your vote by telephone or internet by following the instructions on each form of proxy or Voting Instruction Form.

  How the Votes are Counted

        As a shareholder you are entitled to one vote for each Common Share you hold as at March 14, 2012 on all matters proposed to come before the Meeting. Computershare Trust Company of Canada counts and tabulates the votes independently of the Corporation. Proxies are referred to the Corporation only when (i) it is clear a shareholder wants to communicate with management, (ii) the validity of the proxy is in question; or, (iii) it is required by law.

  If You Have Other Questions

        If you are a registered shareholder and have any questions regarding the Meeting or require any assistance in completing the form of proxy, contact the Corporation's transfer agent, Computershare Trust Company of Canada, 1-800-564-6253 in Canada or the United States or outside of Canada or the United States at 1-514-982-7555.

        If you are a beneficial shareholder and have any questions regarding the Meeting or require any assistance in completing the Voting Instruction Form received from an intermediary, contact the intermediary from whom you received the Voting Instruction Form.

NUMBER OF VOTING SHARES OUTSTANDING AND PRINCIPAL HOLDERS THEREOF

        March 14, 2012 is the record date for determination of Common Shares of the Corporation entitled to notice of and to vote at the Meeting, provided that to the extent a shareholder transfers the ownership of any of his shares after the record date and the transferee of those shares establishes that he owns such shares and requests not later than 5 days before the Meeting that his name be included on the shareholders' list, such transferee is entitled to vote such shares at the Meeting.

        As at March 14, 2012 the Corporation has 1,100,568,760 voting securities outstanding as fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote.

        To the knowledge of the directors and officers of the Corporation no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to all voting securities of the Corporation.

BUSINESS OF THE MEETING

        Shareholders will be addressing five items at the Meeting:

  (1)
  Receiving the Annual Report of the Corporation which includes the Consolidated Financial Statements and the report of the Auditors for the fiscal year ending December 31, 2011.

  (2)
  Electing the directors of the Corporation to serve until the next annual meeting of shareholders.

  (3)
  Appointing the Auditors of the Corporation to serve until the next annual meeting of shareholders and authorizing the Audit Committee of the Board of Directors to set the Auditors remuneration.

  (4)
  Considering an amendment to the Corporation's Articles to change the designation and provisions of the currently authorized preferred shares to a class of preferred shares issuable in a series.

  (5)
  Conducting an advisory vote on the Corporation's approach to executive compensation.

        Shareholders will also consider other business that may properly be brought before the Meeting.

RECEIVING THE ANNUAL REPORT

        Copies of the Annual Report will be sent under separate cover to all registered shareholders and to those beneficial shareholders who requested a copy of the Annual Report. The Annual Report is also available on the Corporation's website at www.cnrl.com and on the System for Electronic Delivery of SEDAR at www.sedar.com. As a shareholder, you will have an opportunity at the Meeting to address any questions you may have, to the Corporation's independent auditors, PricewaterhouseCoopers LLP, regarding their audit.

ELECTION OF DIRECTORS

        The affairs of the Corporation are managed by a board of directors who are elected annually at each Annual General Meeting of Shareholders. Directors are elected to hold office until the next Annual General Meeting, unless the Director resigns or the position becomes vacant for any reason prior to the next Annual General Meeting. The Articles of the Corporation allow for a minimum of 3 and a maximum of 15 directors. There are currently 14 Directors and shareholders will be asked to set the number of directors to be elected at the Meeting at 14. All of the nominees are currently Directors who were elected at the annual general meeting of shareholders held on May 5, 2011. The following table sets forth the name of each of the persons proposed to be nominated for election as a director (the "Nominee"); the Nominee's principal occupation at present and within the preceding five (5) years; all positions and offices in the Corporation held by the Nominee; other directorships held by the Nominee; the date the Nominee was first elected, or appointed a director; the number and market value of the Common Shares and/or DSUs of the Corporation that the Nominee has advised are beneficially owned or controlled or directed, directly or indirectly, by the Nominee as of March 14, 2012; and, in the case of director nominees who are members of management, the number of stock options that have been granted to them and have not been exercised. Refer to page A-5 for additional information on the level of experience reflected on the Board.

Majority Voting for Directors

        In accordance with the Corporation's majority voting policy for directors, any Nominee in an uncontested election who receives a greater number of shares withheld than shares voted in favour of their appointment must tender their resignation to the Board for consideration and to take effect upon acceptance of the resignation by the Board. The majority voting policy does not apply if there are contested director elections.

Catherine M. Best, FCA, ICD.D (age 58) Calgary, Alberta Canada Director since November 2003 Independent	Ms. C. M. Best is a corporate director. Until May 2009 she served as Interim Chief Financial Officer of Alberta Health Services which was formed in 2008 when the Alberta government consolidated all of the health regions of the province under one board. Prior to that Ms. C. M. Best was Executive Vice-President, Risk Management and Chief Financial Officer of Calgary Health Region from 2000. The Calgary Health Region was one of the largest fully integrated, publicly-funded health care systems in Canada and served a region of over 1.2 million people with integrated health care services including hospital care, community health, mental health, public health, and long-term health. Prior to 2000 she was with Ernst & Young, a firm of chartered accountants where she served as a staff member and manager from 1980 to 1991, and was Corporate Audit Partner from 1991 to 2000. She holds a Bachelor of Interior Design degree from the University of Manitoba. Ms. C. M. Best is a Chartered Accountant, was awarded her FCA designation in 2005 and her ICD.D in 2009 and is a member of the Board of the Alberta Children's Hospital Foundation and the Calgary Foundation and serves as a volunteer member of the Audit Committee of the Calgary Stampede and of the Audit Committee of the University of Calgary.
	Other public company boards Ms. C. M. Best currently serves on are Enbridge Income Fund Holdings, Superior Plus Corporation and AltaGas Ltd.

Board/Committee Membership	Meeting Attendance		Total	Securities held/market value of Common Shares

Board of Directors Audit (Chair) Compensation	5 of 5 5 of 5 5 of 5	100% 100% 100%	100%	Common Shares 25,488/$872,199	Meets Ownership Requirements? Yes

N. Murray Edwards (age 52) Calgary/Banff, Alberta Canada Vice-Chairman of the Board Director since September 1988 Non-independent (Management)
Mr. N. M. Edwards is owner and President, Edco Financial Holdings Ltd. a private management and consulting company. He has been a major contributor to the success and growth of the Corporation since becoming a Director and significant shareholder in 1988. Prior thereto he was a partner of the law firm Burnet, Duckworth and Palmer in Calgary. He holds a Bachelor of Commerce degree (Great Distinction) from the University of Saskatchewan and a Bachelor of Laws degree (Honours) from the University of Toronto. Mr. N. M. Edwards is a member of the Canadian Council of Chief Executives and is on the Board of Directors of the C. D. Howe Institute.
	Mr. N. M. Edwards is Chairman of and serving on the board of directors of both Ensign Energy Services Inc. and Magellan Aerospace Corporation, both publicly traded companies.

Board/Committee Membership	Meeting Attendance		Total	Securities held/market value of Common Shares

Board of Directors Reserves	5 of 5 2 of 2	100% 100%	100%	Common Shares 22,400,928/$766,559,756 Stock Options 2,450,000	Meets Ownership Requirements? Yes

Timothy W. Faithfull (age 67) Oxford, United Kingdom Director since November, 2010 Independent
Mr. T. W. Faithfull is an independent businessman and corporate director. Until July 2003, when he retired, he was President and Chief Executive Officer of Shell Canada Limited. He joined the Royal Dutch Shell Group of companies in 1967 and throughout his 36 year international career with them he held ever increasing senior positions including Vice-President Crude Oil Shell International Trading and Shipping Company from 1993 to 1996 and Chairman and CEO Shell Companies in Singapore from 1996 to 1999 before culminating in his appointment as President and Chief Executive Officer of Shell Canada Limited. Between 1999 and July 2003 he also served on the boards of the Calgary Health Trust and Epcor Centre for the Performing Arts and is a Trustee of the Starehe Endowment Fund in the UK and a Council Member of the Canada–UK Colloquia. Mr. T. W. Faithfull graduated from the University of Oxford (Keble College), with an M. A. (Philosophy, Politics and Economics) and is an alumnus of the London Business School (Senior Executive Program). He is on the board of directors Shell Pension Trust Limited, a non-public company.
	Other public company boards Mr. T. W. Faithfull currently serves on are TransAlta Corporation, Canadian Pacific Railway and AMEC plc where he is the Senior Independent Director.

Board/Committee Membership	Meeting Attendance		Total	Securities held/market value of Common Shares

Board of Directors Audit Health, Safety and Environmental	5 of 5 5 of 5 2 of 4	100% 100% 50%	86%	Common Shares 2,500/$85,550 DSU 5,000/$171,100	Meets Ownership Requirements? Minimum Ownership Required by November 2015

Honourable Gary A. Filmon P.C., O.C., O.M. (age 69) Winnipeg, Manitoba Canada Director since February 2006 Independent
The Honourable G. A. Filmon is a consultant with The Exchange Group and a corporate director. He has been with The Exchange Group since 2000. Prior thereto he was a consulting engineer for five years and President of Success/Angus Commercial College for eleven years. He served in public office for over 20 years becoming Premier of Manitoba in 1988 until 1999; retiring from public office in 2000. He also served as a member and Chair of Canada's Security and Intelligence Review Committee from 2001 to 2010. He has received numerous community achievement awards and in 2009 was a recipient of the Order of Canada. Mr. G. A. Filmon holds both a Masters and Bachelor of Science degree in Civil Engineering from the University of Manitoba.
	Other public company board of directors Mr. G. A. Filmon currently serves on are MTS Allstream Inc., Arctic Glacier Income Trust, Exchange Income Corporation and FWS Construction Inc.

Board/Committee Membership	Meeting Attendance		Total	Securities held/market value of Common Shares

Board of Directors Audit Nominating and Corporate Governance	5 of 5 5 of 5 2 of 2	100% 100% 100%	100%	Common Shares 15,263/$522,300 DSU 11,010/$376,762	Meets Ownership Requirements? Yes

Christopher L. Fong (age 62) Calgary, Alberta Canada Director since November, 2010 Independent
Mr. C. L. Fong is a corporate director. Until his retirement in May 2009 he was Global Head, Corporate Banking, Energy with RBC Capital Markets, a position he was appointed to in 2008. Prior thereto between 1974 and September 1980 Mr. C. L. Fong worked as a petroleum engineer and as corporate planning analyst in the oil and gas industry and in September 1980 Mr. C. L. Fong joined Royal Bank of Canada and held increasingly more senior positions, most recently as Managing Director, Corporate Banking, Energy with RBC Capital Markets from 1999 to February 2008. He was appointed Advisor to the Alberta's Department of Energy's Competitive Review process in 2009. He has served as Chair of EducationMatters, Calgary's Public Education Trust and as a governor of Honen's, an International Piano Competition. He is currently Chair of UNICEF Canada. Mr. C. L. Fong graduated from McGill University with a Bachelor of Chemical Engineering and has post graduate courses in Finance, Economics and Accounting from McGill University and University of Calgary. He sits on the Petroleum Advisory Committee of the Alberta Securities Commission and is a member of the Alberta Government's Oil and Gas Economics Advisory Council.
	Other public company board of directors Mr. C. L. Fong currently serves are Anderson Energy Ltd., Westfire Energy Ltd. and Computer Modelling Group Ltd.

Board/Committee Membership	Meeting Attendance		Total	Securities held/market value of Common Shares

Board of Directors Health, Safety and Environmental Reserves	5 of 5 4 of 4 2 of 2	100% 100% 100%	100%	Common Shares 5,000/$171,000	Meets Ownership Requirements? Minimum Ownership Required by November 2015

Ambassador Gordon D. Giffin (age 62) Atlanta, Georgia U.S.A. Director since May 2002 Independent
Ambassador G. D. Giffin has been a Senior Partner with McKenna Long & Aldridge LLP a law firm based in Washington, D.C. and Atlanta, Georgia since 2001. Prior thereto he was the United States Ambassador to Canada from 1997 to 2001 after a career spanning 20 years engaged in the private practice of business and regulatory law. He holds a Bachelor of Arts degree from Duke University and a J.D. from Emory University School of Law.
	Other public company boards of directors Ambassador G. D. Giffin is currently serving on are Canadian National Railway Company; Canadian Imperial Bank of Commerce; Just Energy Corp. and Transalta Corporation.

Board/Committee Membership	Meeting Attendance		Total	Securities held/market value of Common Shares

Board of Directors Audit Nominating and Corporate Governance (Chair)	5 of 5 5 of 5 2 of 2	100% 100% 100%	100%	Common Shares 46,856/$1,603,412	Meets Ownership Requirements? Yes

Wilfred A. Gobert (age 64) Calgary, Alberta Canada Director since November, 2010 Independent
Mr. W. A. Gobert is an independent businessman. Until his retirement in 2006, he was Vice-Chair of Peters and Co. Limited a position he held since 2002 and was a member of its Board of Directors and its Executive Committee. Prior thereto he joined Peters & Co. Limited in 1979 as Managing Director, Research and throughout his career at the firm his responsibilities included research analysis of integrated oil companies and oil and gas producers. Throughout the 1990s and early 2000s he consistently ranked among the top ten rated analysts in the annual survey of oil industry analysts in Canada. Mr. Gobert received an MBA degree from McMaster University as well as Bachelor Science (Honours) degree from the University of Windsor and holds a Chartered Financial Analyst (CFA) designation. He serves on the board of directors of Aston Hill Energy 2010 GP Inc. (formerly Aston Hill Energy 2009 Inc.); and Catapult Energy 2008 Inc. (the General Partner of Catapult Energy 2008 FTS Limited Partnership), both non-public companies and sits on a number of not-for-profit boards and is Senior Fellow, Energy Studies, Centre for Energy Policy Studies with The Fraser Institute and Chairman of the Board of Calgary Economic Development.
	Other public company boards of directors Mr. W. A. Gobert is currently serving on are Gluskin Sheff & Associates, Trilogy Energy Corp. and Manitok Energy Inc.

Board/Committee Membership	Meeting Attendance		Total	Securities held/market value of Common Shares

Board of Directors Compensation Nominating and Corporate Governance	5 of 5 5 of 5 2 of 2	100% 100% 100%	100%	Common Shares 26,500/$906,830	Meets Ownership Requirements? Yes

Steve W. Laut (age 54) Calgary, Alberta Canada President Director since August 2006 Non-independent (Management)
Mr. S. W. Laut has been President of the Corporation since 2005. Prior thereto, he joined the Corporation as Senior Exploitation Engineer in 1991 and was appointed to positions of increasing responsibility as Vice-President, Operations in 1996, Executive Vice-President, Operations in 2001, Chief Operating Officer in 2003 and President in 2005. He has been instrumental in contributing to the Corporation's growth and success during his tenure. Mr. S. W. Laut holds a Bachelor of Science degree in Mechanical Engineering from the University of Calgary and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta ("APEGGA").
	Mr. S. W. Laut does not hold any other public company board memberships.

Board/Committee Membership	Meeting Attendance		Total	Securities held/market value of Common Shares

Board of Directors	5 of 5	100%	100%	Common Shares 2,045,660/$70,002,485 Stock Options 2,000,000	Meets Ownership Requirements? Yes

Keith A. J. MacPhail (age 55) Calgary, Alberta Canada Director since October 1993 Non-independent (Brother-in-law to Chairman of the Board)
Mr. K. A. J. MacPhail has been Chairman and Chief Executive Officer of Bonavista Petroleum Ltd. since 1997 and Chairman of NuVista Energy Ltd. a crude oil and natural gas exploration, development and production company in Canada since 2003. Prior thereto he was Executive Vice-President and Chief Operating Officer of the Corporation until 1997 when he left to lead Bonavista Petroleum Limited, a publicly traded oil and natural gas exploration company which was later converted into an income trust under the name Bonavista Energy Trust in 2003. Due to changes in the Canada Income Tax Act that became effective January 1, 2011 governing trusts, Bonavista Energy Trust was converted into Bonavista Energy Corporation. Mr. K. A. J. MacPhail holds a Bachelor of Science degree in Petroleum Engineering from the Montana College of Mineral Science and a Diploma in Petroleum Engineering Technology from the Southern Alberta Institute of Technology and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta ("APEGGA").
	Other public company boards of directors Mr. K. A. J. MacPhail is currently serving on are Bonavista Energy Corporation and NuVista Energy Ltd.

Board/Committee Membership	Meeting Attendance		Total	Securities held/market value of Common Shares

Board of Directors Health, Safety and Environmental Reserves	4 of 5 4 of 4 2 of 2	80% 100% 100%	91%	Common Shares 509,588/$17,438,101	Meets Ownership Requirements? Yes

Allan P. Markin O.C., A.O.E. (age 66) Calgary, Alberta Canada Chairman of the Board Director since January 1989 Non-independent (Management)
Mr. A. P. Markin has been Chairman of the Board of the Corporation since 1989. In that time he has made a substantial contribution to the growth and success of the Corporation as a Director and significant shareholder. Mr. Markin has nearly forty years of experience in the oil and gas industry acquired with such companies as Amoco Petroleum, Merland Exploration Ltd. and Poco Petroleum Limited, where he served as President and Chief Executive Officer. During his career, Mr. A. P. Markin has been the recipient of honorary degrees of Doctor of Laws from the University of Alberta, the University of Calgary, the University of Lethbridge and St. Francis Xavier University. In addition, he has received an honorary fellowship from St. Mary's University College. He has been recognized with the Order of Canada, the Alberta Order of Excellence and a place in the Calgary Business Hall of Fame. He has received the Pinnacle Award of Business Excellence in Alberta and was named Calgary's Citizen of the Year in 2004. Mr. A. P. Markin has a special philanthropic interest in health, wellness and education, is a major supporter of the Alberta Project Promoting Active Living & Healthy Eating in Schools and creator of the Pure North S'Energy Foundation. Mr. A. P. Markin holds a Bachelor of Science degree in Chemical Engineering from the University of Alberta.
	Mr. A. P. Markin does not hold any other public company board memberships.

Board/Committee Membership	Meeting Attendance		Total	Securities held/market value of Common Shares

Board of Directors Health, Safety and Environmental	5 of 5 4 of 4	100% 100%	100%	Common Shares 12,119,114/$414,716,081 Stock Options 1,920,000	Meets Ownership Requirements? Yes

Honourable Frank J. McKenna, P.C., O.C., O.N.B., Q.C. (age 64) Cap Pelé, New Brunswick Canada Director since August 2006 Independent
Mr. F. J. McKenna is the Deputy Chair of TD Bank Group. Prior to this, he served as Canadian Ambassador to the United States from 2005 to 2006, Counsel to Atlantic Canada law firm McInnes Cooper from 1998 to 2005, and Premier of New Brunswick from 1987 to 1997. He holds a Bachelor of Arts degree from St. Francis Xavier University and a Bachelor of Laws degree from the University of New Brunswick. He received the Order of Canada in 2008.
	Mr. F. J. McKenna is currently serving on the board of directors of Brookfield Asset Management Inc., a public company.

Board/Committee Membership	Meeting Attendance		Total	Securities held/market value of Common Shares

Board of Directors Compensation (Chair) Nominating and Corporate Governance	5 of 5 5 of 5 2 of 2	100% 100% 100%	100%	Common Shares 17,064/$583,930 DSU 11,010/$376,762	Meets Ownership Requirements? Yes

James S. Palmer, C.M., A.O.E., Q.C. (age 83) Calgary, Alberta Canada Director since May 1997 Independent
Mr. J. S. Palmer is Chairman Emeritus and a Partner of Burnet, Duckworth & Palmer LLP a Canadian law firm with offices in Calgary, Alberta, Canada. Mr. J. S. Palmer has led a very distinguished legal career and is still active in the practice of law. He has been the recipient of several Doctor of Laws honorariums and numerous awards for service in the community receiving the Alberta Order of Excellence in 2003 and became a Member of the Order of Canada in 1998. He holds a Bachelor of Arts degree from McGill University and a Bachelor of Laws degree from Dalhousie University. He has held a number of other directorships in the past and is a former Chairman of Telus Corporation.
	Mr. J. S. Palmer is currently serving on the board of directors of Magellan Aerospace Corporation, a public company.

Board/Committee Membership	Meeting Attendance		Total	Securities held/market value of Common Shares

Board of Directors Compensation Reserves	5 of 5 5 of 5 1 of 2	100% 100% 50%	92%	Common Shares 360,419/$12,333,538	Meets Ownership Requirements? Yes

Dr. Eldon R. Smith, O.C., M.D. (age 72) Calgary, Alberta Canada Director since May 1997 Independent
Dr. E. R. Smith has been President of Eldon R. Smith & Associates Ltd. since 2001, a private healthcare consulting company. He is Emeritus Professor of Medicine and Former Dean, Faculty of Medicine, University of Calgary from 1980 until his retirement in 2004. He is a Fellow in several health professional organizations including the Royal College of Physicians and Surgeons of Canada; the American Heart Associations; the Canadian Academy of Health Sciences, the International Academy of Cardiovascular Sciences and is a Life Member of the Canadian and Alberta Medical Associations. Dr. E. R. Smith is also an Officer of the Order of Canada and holds a Doctor of Medicine degree from Dalhousie University. He is serving on the board of directors of Alberta Health Services.
	Other public company board of directors Dr. E. R. Smith is currently serving on are Intellipharmaceutics International Inc., Resverlogix Corp., and Aston Hill Financial.

Board/Committee Membership	Meeting Attendance		Total	Securities held/market value of Common Shares

Board of Directors Compensation Health, Safety and Environmental (Chair)	5 of 5 5 of 5 4 of 4	100% 100% 100%	100%	Common Shares 84,904/$2,905,415 DSU 5,000/$171,100	Meets Ownership Requirements? Yes

David A. Tuer (age 62) Calgary, Alberta Canada Director since May 2002 Independent
Mr. D. A. Tuer is Vice-Chairman and Chief Executive Officer of Teine Energy Ltd., a private oil and gas exploration company. He served as Vice-Chairman and Chief Executive Officer of Marble Point Energy Ltd. the predecessor to Teine Energy Ltd and also a private oil and gas exploration company from 2008 until 2010. He was Chairman of the Calgary Health Region, a position he held from 2001 to 2008 when the Alberta government consolidated all of the provincial health regions under one authority, Alberta Health Services. Mr. D. A. Tuer also served as Executive Vice-Chairman, BA Energy Inc. from 2005 until 2008 when it was acquired by its parent company Value Creations Inc. through a Plan of Arrangement and which until recently was engaged in the development, building and operations of a merchant heavy oil upgrader in Northern Alberta for the purpose of upgrading bitumen and heavy oil feedstock into high-quality crude oils. Prior thereto he was President and Chief Executive Officer of PanCanadian Petroleum Inc. from 1994 to 2001 and President, Chief Executive Officer and a director of Hawker Resources Inc. from 2003 to 2005. Mr. D. A. Tuer holds a Bachelor of Science degree in Mechanical Engineering from the University of Calgary. He is serving on the board of directors of Altalink Management LLP, a private limited partnership.
	Mr. D. A. Tuer currently serves on the board of directors of Pace Oil and Gas Ltd. a publicly traded company.

Board/Committee Membership	Meeting Attendance		Total	Securities held/market value of Common Shares

Board of Directors Audit Reserves (Chair)	5 of 5 5 of 5 2 of 2	100% 100% 100%	100%	Common Shares 56,508/$1,933,704	Meets Ownership Requirements? Yes

Additional Disclosures Relating to Directors

        Dr. E. R. Smith was a director of BioMax Technologies Inc. in 2002 which was subject to a cease trade order for failure to file financial statements. Subsequent to the resignation of Dr. E. R. Smith from the Board of BioMax, the company was delisted but continues as a solvent private company.

        Ambassador G. D. Giffin was a director of AbitibiBowater Inc. from October 29, 2007 until his resignation on January 22, 2009. In April 2009, AbitibiBowater Inc. and certain of its U. S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the CCAA with the Superior Court of Quebec in Canada.

        Mr. Gary A. Filmon, is a Trustee of Arctic Glacier Income Fund which on February 22, 2012 applied for and was granted by the Manitoba Court of Queen's Bench, protection under the Companies' Creditors Arrangement Act (the "CCAA") while it undergoes restructuring and undertakes a Sale and Investment Solicitation Process which is currently ongoing, and, has made application in the U.S. under Chapter 15 of the United States Bankruptcy Code, as amended, seeking recognition of the CCAA proceedings.

Meetings of the Board of Directors and its Committees During 2011

        The individual meeting attendance record at Board and committee meetings for 2011 for each of the Directors is set out in the table above. The overall average meeting attendance rate at all Board and committee meetings held in 2011 was 97%.

Mandatory Share Ownership

        The Board believes that in order to better align the interests of the directors and the executive officers with those of the Corporation's shareholders, share ownership by the directors and executive officers is desirable. Non-management directors are required to acquire and hold Common Shares and/or Deferred Share Units ("DSUs") of the Corporation within five (5) years from the date of the director's appointment to the Board equal to a minimum aggregate market value of three times the annual retainer fee paid to directors. The number of Common Shares and DSUs held by each Director and their respective market value as of the date of this Information Circular is reported in the table above.

        Directors are required to confirm annually for the Corporation's Information Circular their Common Share and DSU ownership position which is reported in the table above for each director. Each director has also confirmed that such position is their beneficial and legal ownership position and that it has not been hedged against declines in the value of the common shares or otherwise sold.

DIRECTOR COMPENSATION

        The Nominating and Corporate Governance Committee reviews the fees paid to the directors to ensure the Corporation's fees are reasonable and competitive. The Corporation pays compensation comprised of cash and common shares of the Corporation ("Common Shares") to its non-management directors in their capacity as directors. The compensation for 2011 was a cash annual retainer of $40,000 plus 4,000 Common Shares purchased on TSX and $1,500 for each regular and special Board of Director's meeting attended in person or by telephone and each meeting of a committee of the Board attended in person or by telephone. There are no vesting or hold restrictions on the shares purchased as part of director's fees except to the extent required to be in compliance with the share ownership threshold for directors under the share ownership guidelines of the Corporation. The Chair of the Audit Committee receives an annual retainer of $15,000 and each of the other Chairs of a committee of the Board receives an annual retainer of $7,500. Non-Chair members of a committee receive an annual retainer fee of $4,500. Directors whose principal residence are out of province and attend Board or committee meetings in person receive a time and travel fee of $4,000 per round trip. No fees are paid for the time required preparing for Board or committee meetings.

        The Board approved and adopted a deferred share unit plan through which directors could take their equity portion of their retainer fee in the form of deferred share units ("DSUs"). The DSUs would be credited to the account of the director who elected to take their Common Share retainer in the form of DSUs at the same value as the Common Shares purchased for those directors who elect to continue to receive Common Shares. Under the terms of the DSU plan, the DSU cannot be redeemed by the Director while they remain on the Board and cannot be exchanged or converted to Common Shares at any time. The value the Director would receive for the DSUs accumulated in their account, would be equivalent to the market value of the Common Shares on TSX on the date the

DSUs are redeemed. The DSUs are included in the share ownership requirements for a director. Messrs. T. W. Faithfull, G. A. Filmon, F. J. McKenna and E. R. Smith are participants in the DSU plan.

        The Compensation Committee, as one of its primary responsibilities, reviews and approves compensation to directors who provide ongoing day-to-day management services to the Corporation. No annual retainer, meeting fees or other form of director fees are paid to such directors. The compensation paid to Messrs. A. P. Markin, N. M. Edwards and S. W. Laut is reported in the Summary Compensation Table for Named Executive Officers. Fees paid to non-management directors for 2011 are reported in the table below.

Name	Fees Earned ($)	Share Based Awards ($)	Option Based Awards ($)	Common Share Retainer ($)(1)(2)	Pension Value	All Other Compensation ($)(3)	Total ($)
C. M. Best	82,000	—	—	158,470	—	—	240,470
T. W. Faithfull	67,000	—	—	158,470	—	4,000	225,470
G. A. Filmon	67,000	—	—	158,470	—	16,000	225,470
C. L. Fong	65,500	—	—	158,470	—	—	223,970
G. D. Giffin	70,000	—	—	158,470	—	12,000	228,470
W. A. Gobert	67,000	—	—	158,470	—	—	225,470
K. A.J. MacPhail	64,000	—	—	158,470	—	—	222,470
F. J. McKenna	70,000	—	—	158,470	—	16,000	228,470
J. S. Palmer	65,500	—	—	158,470	—	—	223,970
E. R. Smith	73,000	—	—	158,470	—	—	231,470
D. A. Tuer	70,000	—	—	158,470	—	—	228,470

(1)
The amount shown represents the cost of 4,000 common shares purchased on TSX as the equity portion of the 2011 fees paid to directors.

(2)
Messrs. T. W. Faithfull, G. A. Filmon, F. J. McKenna and E. R. Smith participated in the DSU Plan and receive the equivalent number of DSUs in lieu of shares for the equity portion of directors' fees which are given the same value as the common shares purchased for the other directors.

(3)
The amount shown was paid to the director whose principal place of residence is out of province and who attended meetings in person in 2011.

APPOINTMENT OF AUDITORS

        The Board of Directors of the Corporation upon the recommendation of the Audit Committee of the Board of Directors has selected the firm of PricewaterhouseCoopers LLP ("PwC") to be nominated at the Meeting for re-appointment as the Corporation's independent auditors for the ensuing year at a remuneration to be fixed by the Audit Committee of the Board of Directors. Before PwC was recommended for appointment the Audit Committee met with management and PwC to review and discuss the proposed fiscal year 2012 audit and non-audit services to be rendered, the relationship of PwC with the Audit Committee, and, the independence of PwC. The Corporation's independent auditor since its inception has been PwC. The Corporation has been advised by PwC that it is the policy of PwC to rotate the senior audit partner for the Corporation at least once every five years. The current senior audit partner for the Corporation has completed his tenure as the senior audit partner for the Corporation and a new senior audit partner for the Corporation has been assigned for 2012 contingent on PwC being appointed by the shareholders as the Corporation's independent auditor for the ensuing year.

        The Audit Committee of the Board of Directors in 2011 approved specified audit and non-audit services to be performed by PwC. The services provided include: (i) the annual audit of the Corporation's consolidated financial statements and internal controls over financial reporting, reviews of the Corporation's quarterly unaudited Consolidated Financial Statements, audits of certain of the Corporation's subsidiary companies' annual financial statements as well as other audit services provided in connection with statutory and regulatory filings; (ii) audit related services including debt covenant compliance, pension assets and Crown Royalty Statements; (iii) tax services related to expatriate personal tax and compliance and other corporate tax return matters; and (iv) non-audit services related to accessing resource materials through PwC's accounting literature library.

Fees Accrued to Auditors PricewaterhouseCoopers LLP

Services	Fiscal 2011	Fiscal 2010
Audit	$2,696,000	$3,001,500
Audit Related	175,000	169,000
Tax Related	156,000	149,000
Other	9,000	54,100

Total Accrued Fees	$3,036,000	$3,373,600

        Additional disclosure regarding the Audit Committee and its members is contained in the Corporation's Annual Information Form under Audit Committee Information.

AMENDMENT TO THE ARTICLES OF THE CORPORATION

Proposed Amendment to the Corporation's Articles

        The Board of Directors is of the view that it is in the best interests of the Corporation and will provide greater balance sheet flexibility to the Corporation in raising capital to modify the authorized capital of the Corporation by redesignating and changing the provisions of the currently authorized Class 1 Preferred Shares to Preferred Shares, which shall be issuable in series. The amendment will bring the preferred share provisions to a more current standard, in line with those of the Corporation's peers.

Currently Authorized Preferred Shares

        The Corporation has no preferred shares outstanding; however the Corporation is authorized to issue two hundred thousand (200,000) preferred shares designated as Class 1 Preferred Shares. Holders of Class 1 Preferred Shares are not entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation and are not entitled to vote at any such meeting except under certain circumstances as described in the Articles of the Corporation. Holders of Class 1 Preferred Shares are entitled to receive such dividends as and when declared by the Board of Directors in priority to Common Shares and are entitled to receive pro-rata in priority to holders of Common Shares the remaining property and assets of the Corporation upon its dissolution or winding-up. The Corporation may redeem or purchase for cancellation at any time all or any part of the then outstanding Class 1 Preferred Shares and the holders of the Class 1 Preferred Shares shall have the right at any time and from time to time to convert such Class 1 Preferred Shares into the Common Shares of the Corporation.

Special Resolution

        At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass a special resolution, the form of which is set forth below, authorizing the Corporation to amend the Articles of the Corporation to modify the authorized capital of the Corporation by changing the designation of the currently authorized Class 1 Preferred Shares to "Preferred Shares", which may be issuable in series, and authorizing the Board of Directors to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series at the time the shares are issued.

        To be effective, the Special Resolution to amend the Articles to give effect to the amendment of the share capital must be passed by two-thirds of the votes cast thereon by the shareholders at the Meeting. The Board of Directors unanimously recommends that you vote in favour of this resolution. The persons designated in the enclosed Voting Instruction Form or Form of Proxy, unless instructed otherwise, intend to vote FOR the Special Resolution.

        The Board of Directors may determine not to proceed with the amendment at any time prior to filing Articles of Amendment to effect the change.

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
The Articles of the Corporation be amended pursuant to s. 173(1)(e) of the Business Corporations Act (Alberta) by changing the designation of the Class 1 Preferred Shares to "Preferred Shares" and changing the rights, privileges, restrictions and conditions in respect of the Preferred Shares to the following:

"PREFERRED SHARES

The Preferred Shares may from time to time be issued in one or more series.

1.
The directors of the Corporation are authorized to fix, before the issue thereof, the number of shares in each series and to determine, subject to the provisions of paragraph 2 in this section, the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series, including, without limiting the generality of the foregoing, the following rights, privileges, restrictions and conditions:

1.1.
the issue price;

1.2.
the rate and nature of dividends (if any) including, without limitation, whether the same are cumulative or non-cumulative;

1.3.
the date of payment of any dividends;

1.4.
whether the particular series of Preferred Shares are to be redeemable and/or retractable and the redemption and/or retraction price, rights, privileges, restrictions and conditions of redemption and/or retraction (if redeemable and/or retractable);

1.5.
the voting rights (if any);

1.6.
the conversion rights (if any);

1.7.
the preferences or priorities over other classes or series of shares in the capital of the Corporation upon the dissolution, liquidation or winding-up of the Corporation or other distribution of its assets or property among its shareholders for the purpose of winding-up its affairs;

1.8.
any rights upon a stock split, stock dividend, stock combination, stock issuance, reorganization, merger, amalgamation, or sale of all or substantially all of the assets of the Corporation; and

1.9.
any other preferences or priorities over any other class or series of shares in the capital of the Corporation.

2.
The rights, privileges, restrictions and conditions set forth in paragraph 1 above are subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares in the capital of the Corporation now or hereafter created or designated and expressed to have priority or preference over the Preferred Shares."

3.
Any one of the Corporation's directors, officers, or solicitors is authorized and directed to sign and file the Articles of Amendment to reflect the amendments contemplated above and to file the same with Alberta Registries, and to do all other acts or sign any other documents as may be necessary or desirable to implement this special resolution.

4.
The directors of the Corporation may, in their discretion, without further approval of the shareholders, revoke this special resolution at any time prior to the filing of Articles of Amendment giving effect to the foregoing.

Right of Dissent

        A Shareholder has the right to dissent with respect to the Special Resolution to amend the Articles of the Corporation and be paid the fair value of the Common Shares in respect of which the Shareholder dissents (the "Right of Dissent"). The following description of the Right of Dissent is not a comprehensive statement of the Right of Dissent or the procedures to be followed in order to exercise the Right of Dissent and is qualified in its entirety by the reference to the full text of Section 191 of the Business Corporations Act (Alberta) (the "ABCA") which is attached to this Information Circular as Schedule "C". A Shareholder who intends to exercise the right of dissent should carefully consider and comply with the provisions of Section 191 of the ABCA since failure to strictly comply with its provisions and to adhere to the procedures established therein may result in the loss of the Right of Dissent. Accordingly, each Shareholder who might desire to exercise the Right of Dissent should consult their own legal advisor.

        A Shareholder who validly exercises the Right of Dissent (a "Dissenting Shareholder") is entitled to be paid by the Corporation the fair value of the Common Shares in respect of which the Right of Dissent is exercised. Fair value of the Common Shares is determined as of the close of business on the last business day prior to the approval of the Special Resolution.

        A Dissenting Shareholder may dissent with respect to all, but not less than all, of the Common Shares held by the Dissenting Shareholder or all of the Common Shares held by the Dissenting Shareholder on behalf of any one beneficial owner and registered in the Dissenting Shareholder's name. Only registered holders of Common Shares may exercise the Right of Dissent. Persons who are beneficial owners of Common Shares which are registered in the name of a broker, dealer, bank, trust company, custodian, nominee or other intermediary and who wish to exercise the Right of Dissent, should either have their Common Shares registered in their own name or arrange for the Right of Dissent to be exercised on their behalf by the registered owner of such Common Shares.

        In order to exercise the Right of Dissent, a Dissenting Shareholder must give a written objection to the Special Resolution to the Corporation c/o Parlee McLaws LLP, Suite 3400, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7 Attention: Nancy Penner and the written objection must be received prior to the Meeting or any adjournment of the Meeting.

        Either the Corporation or a Dissenting Shareholder may make application to the Court of Queen's Bench of Alberta to fix the fair value of the Dissenting Shareholder's Common Shares. If such an application is made, the Corporation must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer (the "Offer") to pay the Dissenting Shareholder an amount considered by the Board of Directors of the Corporation to be the fair value of the Dissenting Shareholder's Common Shares. Unless the Court otherwise orders, the Offer will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if the Corporation is the applicant, or within 10 days after the Corporation is served with notice of the application, if a Dissenting Shareholder is the applicant. The Offer will be made on the same terms to each Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined. A Dissenting Shareholder may make an agreement with the Corporation for the purchase of the Common Shares in the amount of the Offer made by the Corporation (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Common Shares.

        A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Common Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against the Corporation and in favour of each of those Dissenting Shareholders, and fixing the time within which that amount must be paid by the Corporation to those Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Shareholder, until the date of payment.

        On the Special Resolution becoming effective, or upon the making of an agreement between the Corporation and the Dissenting Shareholders as to the payment to be made by the Corporation to the Dissenting Shareholders for their Common Shares, or upon the pronouncement of a Court order fixing the fair value of the Common Shares, whichever first occurs, the Dissenting Shareholder will cease to have any rights as a shareholder other than the right to be paid the fair value of the Common Shares in respect of which they have dissented, in the amount agreed to between the Corporation and the Dissenting Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Shareholder may withdraw the objection to the Special Resolution, or the Corporation may rescind the Special Resolution, and in either event the proceedings in respect of right of dissent will be discontinued. The Corporation will not make a payment to a Dissenting Shareholder under Section 191 if there are reasonable grounds for believing that the Corporation is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of the Corporation would thereby be less than the aggregate of its liabilities. In such event, the Corporation shall notify each Dissenting Shareholder that it is unable lawfully to pay the Dissenting Shareholders for their Common Shares, in which case the Dissenting Shareholder may, by written notice to the Corporation within 30 days after receipt of such notice, withdraw the written objection to the Special Resolution. The Corporation will be deemed to consent to the withdrawal and the Dissenting Shareholder shall be reinstated with full rights as a shareholder, and failing which the Dissenting Shareholder retains a status as a claimant against the Corporation to be paid as soon as the Corporation is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Corporation but in priority to its shareholders.

        The Corporation will not proceed with the Amendment if the Right of Dissent is exercised by holders of 1% or more of the Common Shares.

NON-BINDING ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

        As noted in the Corporation's 2011 Information Circular, the Compensation Committee, in the interests of good corporate governance practices, passed a resolution to hold a non-binding advisory vote of the shareholders at the 2012 annual general meeting of shareholders on the Corporation's approach to executive compensation ("Say-On-Pay"). As more fully described in the Information Circular under "Compensation Discussion and Analysis", our compensation programs are designed to:

  •
  Reward creation of long-term shareholder value;

  •
  Reflect long-term corporate and individual performance;

  •
  Maintain an appropriate balance between base salary and short-term and long-term incentive opportunities, with a distinct emphasis on compensation that is "at risk";

  •
  Be competitive; and

  •
  Provide the flexibility to attract and retain talented individuals.

        The Corporation provides only modest perquisites that have a sound benefit to the Corporation's business.

        We believe that our compensation program, with its balance of base salary, short-term incentives comprised of annual cash incentive awards, long-term incentives comprised of stock options (of which only 8% of all options granted in 2011 were awarded to the Named Executive Officers) and share bonus rewards sustained performance that is aligned with long-term shareholder interests including the Corporation's share ownership guidelines.

        The Corporation does not have:

  •
  employment contracts with any of its Named Executive Officers or other executives;

  •
  separate change in control agreements;

  •
  executive retirement plans; and

  •
  the Corporation does not re-price out-of-the-money stock options.

        As this is an advisory vote, the results will not be binding on the Compensation Committee or the Board of Directors; however, the results of the vote will be considered by the Compensation Committee in determining its approach to executive compensation in the future.

        Shareholders will be asked at the Meeting to approve the following resolution:

        RESOLVED that on an advisory basis and not to diminish the role and responsibilities of the Board of Directors or that of the Compensation Committee, the shareholders accept the approach to executive compensation as described in the Compensation Discussion and Analysis section of the Information Circular dated March 14, 2012 and delivered in advance of the 2012 Annual and Special Meeting of Shareholders.

        The Board of Directors unanimously recommends that you vote in favour of the proposed resolution on the Corporation's approach to executive compensation. The persons designated in the enclosed Voting Instruction Form or Form of Proxy, unless instructed otherwise, intend to vote FOR the resolution.

OTHER MATTERS

        Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote the same in accordance with their best judgment in such matters.

II.    INFORMATION RESPECTING THE CORPORATION

COMPENSATION DISCUSSION AND ANALYSIS

Board of Directors Oversight

        To oversee the Corporation's compensation practices, the Board of Directors (the "Board") established a compensation committee (the "Committee") comprised solely of independent directors.

        The present members of the Committee, all of whom served on the Committee during the year ending December 31, 2011, are: Catherine M. Best, Wilfred A. Gobert, Frank J. McKenna, and Eldon R. Smith. All members of the Committee are independent members of the Board and are knowledgeable with respect to compensation programs and compensation levels. The Board believes the members of the Compensation Committee have the knowledge and the experience to effectively perform their responsibilities. Collectively, the members of the Committee have expertise in, among other areas, finance, auditing, law and business management. They possess extensive experience in executive compensation acquired through their careers as business executives, directors of other companies and specifically as members of compensation committees acquiring an in-depth understanding of executive compensation from a diverse array of industries which provided exposure to and experience with varied approaches to executive compensation.

        The Committee reviews and approves the Corporation's compensation philosophy and programs for executive officers which include the Corporation's Named Executive Officers and employees of the Corporation to ensure that the Corporation's compensation philosophy and programs (a) support the Corporation's overall business strategy and objectives; (b) attract and retain key executive officers and employees; (c) link compensation with business objectives and organizational performance; and, (d) provide competitive compensation opportunities. The Committee approves the compensation paid to each of the Corporation's executive officers, the overall compensation paid by the Corporation to its employees and the granting of stock options to executive officers and employees. The review of factors that are used to determine the compensation of the members of the Corporation's Corporate Management Committee are the same as those that would be used if the Corporation had a Chief Executive Officer.

Risk Considerations of Executive Compensation

        The Board has overall responsibility for risk oversight with a focus on the most significant risks facing the Corporation, including strategic, operational and reputational risks. The Board's risk oversight process builds upon management's risk assessment and mitigation processes, which include reviews of long-term strategic and operational planning; executive development and evaluation; code of conduct compliance, regulatory compliance; health, safety and environmental compliance, financial reporting and controllership; and information technology and security. Management is responsible for the identification of key business risks, providing for appropriate management of these risks and enforcement through policies and procedures.

        The committees of the Board assist the Board in monitoring the enterprise risks and specifically the Compensation Committee assists the Board in monitoring the risks associated with the Corporation's compensation program and practices. The Committee, in reviewing and before approving the Corporation's compensation program considered such risks. The compensation program of the Corporation consists of (i) a fixed annual base salary; (ii) a cash bonus which amount is ultimately determined and approved by the Compensation Committee and is based on the overall performance of the Corporation in meeting specific operating goals set by the Corporation and the Board and therefore is not unlimited in the amount paid; (iii) a share bonus which value is determined as a straight multiple of the cash bonus approved by the Compensation Committee and includes a three year vesting provision; and, (iv) common share stock options which have five year vesting provisions. The Corporation has minimum share ownership requirements for the executives and except for the level of position and responsibilities of the position the compensation practices of the Corporation do not vary between business units or executives. The Corporation's compensation policies do not create an environment where an executive or any individual is encouraged to take excessive risk but does encourage and reward prudent business judgment and appropriate risk taking over the short and long term without creating risk that is reasonably likely to have a material adverse impact on the Corporation.

Anti-Hedging Policy

        The Corporation's anti-hedging policy prohibits Directors and officers of the Corporation from purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of the Corporation's common shares, including prepaid variable forward contracts, equity swaps, collars and exchange funds. The Corporation does not restrict pledges as pledging can provide a more attractive interest rate for personal loans. All shares held in brokerage margin accounts can be considered "pledged" and the Corporation does not prohibit margin accounts.

Succession Planning

        The Corporation does not have a chief executive officer but has a corporate management committee comprised of eighteen members of the management group including the Chairman of the Board, the two Vice-Chairmen, the President, the Chief Operating Officer and the Chief Financial Officer and Senior Vice-President of Finance. This structure is also emulated in our international division through the members of the international Management Committee comprised of the senior executive of the Corporation's principle operating subsidiary and reports into the Management Committee of the Corporation. The management committee structure continues to be an effective leadership and accountability driven organizational structure and has kept pace with the expansion and increased complexity of operations. This is attested to by how we have managed our consistent growth in assets, revenue and market capital. Three key strengths for the Corporation that is derived from our management structure are: (1) it is difficult for any one individual to unduly influence the direction of the Corporation; consensus of other members of the management committee must be achieved; (2) the strong leadership of the Corporation will be maintained and continue seamlessly should a member of the management team leave the Corporation; and (3) it enhances management development in learning key decision making strategy, skills and leadership and secures management succession.

        The Committee reviews the Corporation's succession planning and implementation. As part of succession planning, management at least annually reviews each executive position and evaluates the qualification and experience needed to succeed in the position. From that evaluation management determines who the best candidate would be to succeed the incumbent and what additional qualifications or experience the candidate might need. Based on that evaluation, management makes such recommendation to the Compensation Committee for their review, consideration and approval. The Corporation has developed a strong culture of promoting from within. Each of the Named Executive Officers other than Messrs. A. P. Markin, N. M. Edwards, and R. J. H. Doucet attained their current positions through prior positions within the Corporation, assuming increasingly more responsibility as they progressed and demonstrating excellent leadership skills. Messrs. A. P. Markin, Chairman and N. M. Edwards, Vice-Chairman have been substantial investors in the Corporation since 1989 and 1988 respectively, and have provided ongoing day to day management services since that time. Mr. R. J. H. Doucet was brought into the Corporation in 2000 for his expertise in oil sands mining development, responsible for leading the construction of the Corporation's successful Horizon oil sands mining operation. All of the other Named Executive Officers were promoted to their current positions through succession planning.

Compensation Philosophy

        The compensation paid is structured to attract, retain and motivate officers, encourage them to focus on improving corporate performance and to increase value for shareholders and is comprised of both short-term cash payments and longer term incentive payments. The short-term cash payments are structured to be competitive with the market place in which the Corporation operates while performance based equity compensation is a significant component of overall executive officer compensation.

        The Corporation does not have a pension plan for any of its employees, officers or directors other than the pension plan for former employees of Anadarko Canada Corporation and its predecessor companies (refer to Pension Plan Benefits on page 30). Accordingly, the Corporation is not subject to any payments, liabilities or funding requirements which may relate now or in the future to employees or officers of the Corporation who may have retired or terminated employment with the Corporation. In place of defined benefit plans or supplemental compensation or retirement plans the Corporation augments payments of cash salaries, cash bonuses and benefits with stock option plans, share savings plans and share bonus plans that award employees and officers with long term holdings in the Corporation's common shares. The Corporation believes this form of compensation better aligns the employee and officer overall compensation levels with creation of shareholder value.

        A significant portion of the Named Executive Officers' total compensation is comprised of the hypothetical value attributed to options granted pursuant to the stock option plan, the value of share bonus awards and the value of stock savings plans.

        The Committee reviews at least annually the relative merits of the Corporation's compensation practice which embraces both its non-formulaic approach to executive officer compensation and a formula based approach for a portion of their bonus payments and has concluded that the current approach is successful and has resulted in an effective, focused management team. The approach provides the necessary flexibility to appropriately incentivize the management team in managing the business of the Corporation through the cyclical nature of the crude oil and natural gas industry, yet, base a part of their (as for all employees) "at risk" bonus payments on meeting specified established targets relating to operations (production volumes, safety and environmental risk management targets, cost of production and capital efficiency). This methodology is evaluated annually to ensure executive compensation is linked with the performance of the Corporation. Over the next year, the Compensation Committee of the Board of Directors will be reviewing all components of the Corporation's compensation program. The purpose of the review is to ensure the Corporation's compensation program is competitive, reasonable, fair to its employees, and overall, in the best interests of the Corporation.

        In arriving at the compensation levels paid by the Corporation to its executive officers the Committee takes into account a number of factors, including the expertise and experience of the individual, the length of time the individual has been in the position, the personal performance of the individual, the overall performance of the Corporation, and, a subjective evaluation considering peer-company market data from surveys in which the Corporation participates. The Committee believes that the information they have available and the factors considered in determining executive compensation is sufficient in helping to determine the appropriate level of executive compensation. However, they periodically augment that information with a discussion with external independent compensation consultants to review (i) processes used to develop executive compensation industry surveys to yield meaningful analysis of compensation practices; (ii) compensation trends within the Corporation's geographic area; (iii) common practices used by companies to compensate employees; (iv) other trends in compensation practices for incentivizing and compensating employees; and, (v) other emerging corporate governance practices in executive compensation such as development of "clawback" provisions in executive compensation programs.

        The Corporation participates in the yearly "Mercer Total Compensation Survey for the Energy Sector" which compiles comparative compensation levels for executives and employees of exploration and production companies carrying on business from offices in Calgary. Similar surveys are available in other operating areas of the Corporation. The Committee uses this published data to assist in determining reasonable levels of compensation to the Corporation's employees and executives designed to retain key employees, motivate them to perform at their highest level of potential while encouraging share ownership to align their interests with those of the shareholders.

        Compensation levels of the Named Executive Officers are compared to similar positions within a narrower range of peer companies. The peer group of companies is chosen from among oil and gas exploration and production companies that are of similar size as the Corporation, have the same complexity of operations, operate in the same geographical regions and are Canadian based or have Canadian operations; as we believe these to be the most comparable and relevant to the Corporation's operations. Those companies in the Corporation's peer group are:

Canadian	US
Cenovus Energy Inc.	Anadarko Petroleum Corporation
EnCana Corporation	Apache Corporation
Husky Energy Inc	Devon Energy Corporation
Nexen Inc.	EOG Resources Inc.
Suncor Energy Inc.	Occidental Petroleum Corporation
Talisman Energy Inc.

Compensation Paid in 2011

        The compensation paid in 2011 includes base salary, contributions to the Corporation's Savings Plan and at risk discretionary year-end cash bonus and share bonus which are based on the individual's and the Corporation's performance and awards of options to acquire the Corporation's Common Shares pursuant to a stock option plan. Compensation levels of the Corporation's employees and executive officers are reviewed annually following completed performance reviews.

        The Committee believes the Corporation's methods of compensation provide a balanced program of immediate and longer-term incentive compensation that is reasonable and able to react to change in economic outlook while at the same time provide the Corporation's executive officers and employees with a competitive total compensation package.

        The total cost of the cash compensation paid to the Named Executive Officers in 2011 was less than 1% of the net income of the Corporation.

A. Cash Payments

1.     Base Salary

        One of the Corporation's objectives is to position executive base salaries to be competitive with other companies in the energy sector or the market place in which the Corporation operates. The Corporation uses and consults available third party compensation surveys, in which the Corporation participates, conducted on the industry for companies of comparable size. Base salaries for executive officers were previously set at the median level for similar positions in crude oil and natural gas companies of comparable size. In addition, compensation in the form of discretionary yearly cash bonuses was provided to recognize performance. These cash payments were supplemented with the awarding of additional common stock options. As the Corporation reached the upper limits of acceptable levels of outstanding stock options, and was restricted in the amount awarded for any further performance options, some base salaries have been increased beyond the median level but below third quartile levels and the level of cash bonuses has been increased. The Committee believes this is appropriate to ensure that overall compensation levels remain competitive to attract and retain quality employees while also ensuring that overall compensation levels do not become excessive.

        Two of the Named Executive Officers, Messrs. A. P. Markin and N. M. Edwards, are directors, members of the corporate management committee and significant shareholders of the Corporation. They are paid an annual cash salary of $1 (one dollar) by the Corporation and do not participate in the Corporation's stock savings plan. However, they have been compensated relative to other Named Executive Officers with compensation based on bonus, share ownership and options to acquire share ownership.

        The Corporation reviews and the Committee approves its level of base cash salary for all employees and officers including the Named Executive Officers in the first quarter of each year making such adjustments as are necessary to reflect changes in competitive practices, market and overall economic conditions.

2.     Cash Bonuses

        The Committee believes that incentive or "at risk" compensation motivates individual performance to maximize shareholder value and aligns executive officer performance with the Corporation's objectives and shareholder interests. The discretionary cash bonus awarded is based on the individual's performance over the year in contributing to the Corporation meeting its four defined value creation measurements and its operating and financial goals.

        As the performance of the Corporation is much more influenced from the executive level, the compensation of the executive officers and in particular the Named Executive Officers is weighted substantially more to "at risk" compensation than other positions in the Corporation. The portion of the Named Executive Officers' compensation that is "at risk" (cash and share bonus awards) is 66% of their total compensation, excluding the hypothetical Black-Scholes-Merton calculated value of options granted shown in the column for 2011 under "Option Based Awards" and the amounts shown in the column for 2011 under "All Other Compensation" in the Summary Compensation Table on page 26.

        In 2011 the Corporation did not achieve its internal target for production of Synthetic Crude Oil which also resulted in falling short of reaching some of its financial targets. As a result, cash bonuses were reduced from levels expected to be paid and paid in prior years. The total cash bonus paid to the Named Executive Officers was 25% less than the total cash bonus paid in 2010.

B. Long Term Incentive Plans

1.     Stock Option Plan

        To remain competitive with its industry peer group the Committee believes it is important that the Corporation has an option plan available to provide parity with compensation levels within the industry and believes that to the extent possible, granting of reasonable levels of stock options should be used to augment the overall compensation package. The Corporation has a long-standing policy of awarding stock options to all of its executive officers and employees. Directors are not eligible to receive options under the option plan unless they provide ongoing day-to-day management services to the Corporation. The Corporation's option plan is structured so that the exercise price cannot be lower than market value at the time of granting options, the options are vested over five years commencing one year (for annual performance options) or two years (for options granted to new employees) after granting. These options provide an incentive for all employees and officers to ensure they are striving to maximize shareholder value. The Board believes this established policy of awarding stock options meets the Corporation's business objectives provided the total number of options outstanding at any time is limited to a maximum of 9% of the Corporation's outstanding Common Shares. No one person can hold options pursuant to the option plan of more than 5% of the outstanding Common Shares nor is it possible for directors and officers, as a group, to hold options amounting to 10% of the outstanding Common Shares. The Corporation has a policy not to re-price options.

        The option plan facilitates holders of options to receive on exercise of the options a cash payment of the difference between the market price of the Common Shares on Toronto Stock Exchange ("TSX") and the exercise price of the options in lieu of Common Shares. This reduces the amount of dilution in the Corporation as no additional Common Shares are issued if the cash election is made by the option holder. The Corporation reports as an expense the cost associated with granting stock options.

        As option awards are based on performance during the year and awarded accordingly, previous grants are not one of the factors considered when awarding options for performance. In determining reasonable levels of stock options awarded to executive officers and employees, the Corporation uses published data of the peer companies as a guideline. The determination is primarily focused on the number of Common Shares granted rather than on a hypothetical value based on a formula such as the Black-Scholes-Merton model.

        In the aggregate, the number of options granted to the Named Executive Officers in 2011 represents only 8% of total options awarded to all employees in 2011.

2.     Stock Savings Plan

        The Corporation established a Stock Savings Plan for all permanent employees. Under this plan, employees may elect to contribute up to 10% of their gross salary and the Corporation contributes one and one-half times the contributions of the employees. The funds are deposited with a trustee to purchase Common Shares of the Corporation through TSX. The Corporation's portion of the contributions is subject to the vesting provisions of the plan. Provided the employee does not leave the employment of the Corporation for any reason prior to the vesting dates the Corporation's portion of the contributions vests over a two-year period to the employee who has less than five years of continuous participation in the plan and on January 1 of each year to the employee who has five years of continuous participation in the plan. As at December 31, 2011 the trustee was holding a total of 12,550,005 Common Shares of the Corporation.

        A similar plan to the Stock Savings Plan was also adopted for all permanent U.K. employees. Each employee can participate by contributing from £10 to a maximum of £125 per month not to exceed 10% of the employee's monthly salary. A matching contribution not to exceed two times the contribution of the employee is made by CNR International (U.K.) Limited. The funds are deposited with a trustee to purchase Common Shares of the Corporation through TSX. To benefit fully from U. K. tax legislation, the purchased shares must be held for a period of 5 years to be eligible for tax relief. As at December 31, 2011 the trustee was holding a total of 536,452 Common Shares of the Corporation.

        These plans provide additional share ownership in the Corporation by its executive officers and employees.

3.     Share Bonus Plan

        The Share Bonus Plan provides a form of compensation which combines share ownership in the Corporation by its employees and executive officers without dilution or the granting of stock options and is a further incentive in the retention of employees and officers. The amount awarded under this plan is determined in respect of the employee's responsibility level and in 2011 is a multiple ranging from 0.5 to 4 times the cash bonus paid to the employee which is based on performance, the position of the employee within the Corporation and overall performance of the Corporation. This amount awarded is used by a trustee to acquire Common Shares of the Corporation through TSX. The Common Shares acquired are held by the trustee pursuant to the terms of the Stock Savings Plan and provided the employee does not leave the employment of the Corporation for any reason, the Common Shares vest to that employee equally over a three-year period. If the employee leaves the employment of the Corporation for any reason, the unvested Common Shares purchased pursuant to the Share Bonus Plan are forfeited by the employee under the terms of the plan. This plan also provides additional share ownership in the Corporation by its executive officers and employees.

        The amount of the share bonus is based on the level of performance cash bonuses paid to executive officers and employees. In 2011 the Corporation did not meet some of its internal operating targets and financial targets and as a result the total Share Bonus Plan paid to the Named Executive Officers was 25% lower than the 2010 Share Bonus Plan payments.

4.     Horizon Oil Sands Long Term Incentive Plan

        The Corporation adopted the Horizon Oil Sands Long Term Incentive Plan under which executive officers and employees can benefit upon the successful completion of Phase 1 of the Horizon Oil Sands Project (the "Project"), subject to the Corporation, the executive officers and the individual employee meeting established performance elements. Similar to the Corporation's other incentive components of its compensation package it was designed to attract, retain and motivate employees and officers in the construction and commissioning of the Project in the most timely, safe and cost effective manner possible and to meet the other established targets and to reward such performance. The Committee reviewed and recommended the approval of the performance elements by the Board who subsequently approved the performance elements at the time of Project sanction on February 9, 2005. The individual bonuses paid are on a prorated basis depending on (i) position and level of responsibility of the individual to the successful completion of Phase 1 of the Project, (ii) meeting the established performance elements comprised of capital expenditure targets, rate of production, operating costs per barrel of synthetic crude and onsite safety targets, and, (iii) the individual employee meeting personal performance objectives. Personal performance objectives are set for the period the Horizon Long Term Incentive Plan is in effect. The Horizon Project was successfully completed and commenced operations in 2009. In 2010 a bonus payment was made to all eligible employees pursuant to the terms of the Horizon Long Term Incentive Plan for the successful completion of the Horizon Oil Sands Project. The bonus payments were calculated based on actual results achieved by the Corporation and individual employees in meeting established performance elements.

5.     Horizon Retention/Incentive Plan

        The Corporation implemented the Horizon Retention/Incentive Plan to attract and retain employees for the construction of its Horizon Oil Sands Project and subsequent oil sands mining operation. The Retention/Incentive Plan includes a premium to base salary for all Fort McMurray residents, a "first oil" incentive bonus as a per cent of 2008 base salary, a reduced amount for fly in/fly out staff and a retention payment as a percent of base salary. As the project was successfully completed, only the premium to base salary for all Fort McMurray residents remains in effect.

  2011 Goals and Corporate Results and Senior Executive Compensation

        The overall performance of the Corporation is determined by reviewing the success the Corporation achieved on an annual basis in meeting its four broadly defined value creation measurements/financial goals: (a) production of crude oil and natural gas; (b) crude oil and natural gas reserves; (c) cash flow from operations; and (d) net asset value and its success in meeting other specific operating goals.

        The specific operating goals set by the Corporation and the Board and the 2011 results of those goals are as follows:

REACHING GOALS — 2011

		Budget/ Corporate Guidance
	Actual				Actual vs guidance
				Change
	Year 2010	January, 2011			Outperform	Perform	Underperform
GOAL			2011 actual	Actual year to year

Cash flow — millions of dollars	6,321	7,000-7,400	6,547	up — favorable			x

Cash flow per share — $ per share	5.81	6.40-6.75	5.97	up — favorable			x

Production

Oil — thousand barrels per day

Canada	271	295-315	296	up — favorable		x

International	66	49-59	53	down — unfavorable		x

Horizon	91	105-112	40	down — unfavorable			x

Natural gas — MMcf/d

Canada	1,217	1,150-1,210	1,231	up — favorable	x

International	26	27-36	26	same — favorable			x

Capital expenditures — millions of $

Canada natural gas and oil	2,657	3,840	3,877	up

Horizon — top end of range	547	1,520	1,194	up

North Sea	153	370	232	up

Africa	246	135	33	down

Total before acquisitions	3,603	5,865	5,336

Acquisitions	1,906	110	1,079	down

Total	5,509	5,975	6,415

Realized pricing (net of hedges)

Natural gas — $ per MMcf	4.08	3.83	3.73	down — unfavorable

Oil — $ per barrel	68.38	68.87	79.57	up — favorable

Operating cost per unit — $ per unit

Canada natural gas	1.06	1.10-1.20	1.12	up — unfavorable		x

Canada oil	12.14	12.00-13.00	13.21	up — unfavorable			x

Horizon oil	36.36	30.00-36.00	Q4 36.04	down — favorable		x

North Sea	29.73	38.00-42.00	37.06	up — unfavorable	x

Africa	14.64	18.00-21.00	20.72	up — unfavorable		x

Safety and environment

Well abandonment — # of wells	1251	1500	1,038	down — unfavorable			x

Pipeline leaks / 1000 km of pipeline	1.7	< 2.0	2.00	up — unfavorable		x

recordable injury frequency per 200,000 exposure hours

Canadian other than Horizon	0.86	< .86	0.74	down — favorable		x

Horizon	1.20	< 1.00	1.15	down — favorable			x

International	0.79	< 0.55	0.77	up — unfavorable			x

GHG emissions intensity — tonnes/boe

Canadian other than Horizon	0.068	< .068	0.061	down — favorable		x

Horizon	0.090	< .090	0.112	up — unfavorable			x

International	0.063	< .060	0.068	up — unfavorable			x

Other Measurements

G&A per boe of sales — $	0.92	0.94	1.07	up — unfavorable			x

Adjusted earnings as a % of cash flow	38.7	43.3	38.6	same			x

Debt to book cap %	29.6	27.0	27.0	down — favorable		x

Debt to EBITDA — times	1.1	1.1	1.0	down — favorable		x

ROE — %	8.4	11.4	12.3	up — favorable	x

ROACE (after tax and interest) — %	6.9	9.1	9.7	up — favorable	x

Share price at end of period — $	44.35		38.15	down — unfavorable

Execution of 2011 plans	Results

Manage debt balances	More expensive matured debt repaid; debt levels below bottom of acceptable ranges; debt issued at low rates

Ramp up production from mining	Horizon production ceased for 8 months due to coker fire but efficiently restarted at maximum levels

Conserve land base	Natural gas drilling preserved land and shifted to unconventional development opportunities where economics are better

Significant heavy oil program	Drilled record number of wells and increased production to over 100,000 bbl/d from primary heavy oil area

Progress thermal development	Drilled significant strat tests to configure future development and double estimated Bitumen Initially in Place
Drilled additional production pads at Primrose; started development of Kirby with pad drilling and civil engineering

Progress Pelican Lake development	Polymer flooding to planned 55% of field by year end however longer production response time

Recommence drilling in North Sea	Capital plans reduced due to additional cost of new taxation regulations in the UK

Generate free cash flow	Excess cash flow from production used to acquire over $1 billion of acquisitions to complement ongoing activities, increase dividend and buy back shares

Definitions for table:

Mbbl/d means one thousand barrels per day; MMcf//d means one million cubic feet per day; and, BOE means barrel of oil equivalent.

SCO means synthetic crude oil.

LTI means lost time incident.

GHG means greenhouse gas.

EOR means enhanced oil recovery.

ROE means return on equity.

ROACE means return on average capital employed.

EBITDA means earnings before interest, taxes, depreciation and amortization.

Cash flow from operations is a non-GAAP measure that represents net earnings adjusted for non-cash items before working capital adjustments. The non-cash items are depletion, depreciation and amortization, asset retirement obligation accretion, stock based compensation expense, unrealized risk management loss (gains), unrealized foreign exchange gain, deferred petroleum revenue tax expense and future income tax expense (recovery). Cash flow from operations may not be comparable to similar measures presented by other companies.

        Although the Corporation met or exceeded many of its specific operating goals, it did not meet its targeted production of SCO from its mining operations due to a temporary halt in production for repairs during the first 8 months of 2011. As a result, bonuses paid in 2011 were reduced from levels paid in the prior year (see Cash Bonuses and Share Bonus above).

PERFORMANCE GRAPH

        The following performance graph illustrates, over the five year period ended December 31, 2011, the cumulative return to shareholders of an investment in the Common Shares of the Corporation compared to the cumulative total shareholder return on the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration and Production Index, assuming the reinvestment of dividends, where applicable.

CUMULATIVE VALUE OF A $100 INVESTMENT

At December 31, 2011	2006	2007	2008	2009	2010	2011
Canadian Natural Resources Limited	$100	$117	$79	$124	$146	$126
S&P/TSX Composite Index	$100	$110	$74	$99	$117	$107
S&P/TSX Oil & Gas Exploration & Production Index	$100	$110	$76	$108	$122	$100

        The Corporation's executive officers receive several long term incentives as part of their compensation. The actual value received from long-term incentives by individual executive officers is proportional to any increase (or decrease) in the Common Share price. In reviewing individual executive officer compensation reported in the Summary Compensation Table there is a general correlation between Common Share price performance and the total compensation received by the executive officers for the three year period disclosed in the Summary Compensation Table.

EXECUTIVE COMPENSATION

        Pursuant to National Instrument 51-102 the Corporation is required to disclose in its annual Information Circular to shareholders all direct and indirect compensation provided directly or indirectly to the CEO, the CFO and certain other executive officers and directors for, or in connection with, services they have provided to the Corporation or a subsidiary of the Corporation. The Corporation does not have a named Chief Executive Officer but has a corporate management committee which includes three members who are also directors of the Corporation; the Chair, a Vice-Chair and the President. None of the three directors who serve on the Corporate Management Committee receive any fees related to serving as a director. Accordingly, the Corporation has determined that its Named Executive Officers should include the three director members of the Corporate Management Committee, the Chief Financial Officer of the Corporation; and the next three highest paid members of the Corporate Management Committee who would meet the requirements to be classified as a Named Executive Officer as defined in National Instrument 51-102.

        The following table sets forth all direct and indirect remuneration for services in all capacities to the Corporation and its subsidiaries for the fiscal years ended December 31, 2011, 2010 and 2009 in respect of each Named Executive Officer.

Summary Compensation Table

Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Option Based Awards ($)(2)	Annual Incentive Plans $(3)	Long Term Incentive Plans $(4)(5)	All Other Compensation ($)(1)	Total Compensation ($)
Allan P. Markin Chairman Age 66 Years of service 23	2011 2010 2009	1 — —	3,474,000 6,990,000 5,894,000	500,000 750,000 1,000,000	2,000,000 4,275,000 2,500,000	— — 1,184,701	5,974,001 12,015,000 10,578,701
N. Murray Edwards Vice-Chairman Age 52 Years of service 23	2011 2010 2009	1 — —	4,053,000 6,990,000 5,894,000	600,000 750,000 1,000,000	2,400,000 4,275,000 2,500,000	— — 73,000	7,053,001 12,015,000 9,467,000
Steve W. Laut President Age 54 Years of service 21	2011 2010 2009	600,000 586,923 550,000	3,474,000 6,990,000 5,894,000	500,000 750,000 1,000,000	1,665,000 3,272,938 2,500,000	97,768 1,536,427 65,651	6,336,768 13,136,288 10,009,651
Tim S. McKay Chief Operating Officer Age 50 Years of service 21	2011 2010 2009	486,538 436,038 365,000	2,316,000 2,796,000 2,357,600	205,000 225,000 150,000	563,750 992,637 375,000	79,700 87,002 45,752	3,650,988 4,536,677 3,293,352
Douglas A. Proll Chief Financial Officer and Senior Vice-President, Finance Age 61 Years of service 10	2011 2010 2009	414,615 390,846 365,000	1,737,000 2,097,000 2,357,600	155,000 175,000 140,000	426,250 951,252 350,000	68,918 77,405 45,752	2,801,783 3,691,503 3,258,352
Réal J.H. Doucet Senior Vice-President Oil Sands, Projects Age 59 Years of Service 12	2011 2010 2009	407,308 393,462 375,000	1,447,500 1,747,500 2,062,900	100,000 140,000 140,000	275,000 1,412,642 350,000	130,260 138,988 68,518	2,360,068 3,832,592 2,996,418
Lyle G. Stevens Senior Vice-President, Exploitation Age 57 Years of service 17	2011 2010 2009	418,269 390,846 365,000	1,737,000 2,097,000 2,357,600	145,000 160,000 140,000	398,750 818,226 350,000	65,871 73,790 42,136	2,764,890 3,539,862 3.254,736

Notes:

(1)
The value in aggregate of perquisites and benefits which is comprised only of health, life insurance premiums and parking for each Named Executive Officer is less than $50,000 and is less or worth less than 10% of total salary for 2011. All Other Compensation is comprised of the aggregate value of perquisites and benefits and the vested portion in each year of the Corporation's contribution to the Corporation's Employee Stock Savings Plan for each Named Executive Officer who is a participant in the plan. The Corporation's contribution to the Corporation's Stock Savings Plan for each Named Executive Officer who is a participant in the plan vests on January 1 each year. The unvested portion of the Corporation's contribution in 2011 as at December 31, 2011 for each Named Executive Officer who is a participant in the plan and which vested January 1, 2012 is as follows: S. W. Laut, $88,454; T. S. McKay, $72,025; D. A. Proll, $61,243; R. J. H. Doucet, $60,106 and, L. G. Stevens, $61,811. Mr. R. J. H. Doucet is also paid a site location allowance and site premium.

As part of the compensation program of the Corporation, annual stock option grants are awarded to employees and to directors who provide ongoing management services to the Corporation. These awards are typically granted simultaneously to all levels of employees including those directors who provide management services, resulting in the exercise price of the option being consistent for all. Pending a further review of their compensation, Messrs. A. P. Markin and N. M. Edwards were not included in the annual grant of February 12, 2004 bearing an option strike price of $16.89 but were awarded options on February 27, 2004 at an option strike price of $17.80. Similarly, pending review of their compensation, Messrs. A. P. Markin, N. M. Edwards and S. W. Laut, were not included in the annual grant of January 25, 2005 with a strike price of $26.26 but were awarded options on March 11, 2005 at a strike price of $33.38. Consequently, the Board of Directors in consultation with the Compensation Committee determined that the difference in the strike price of the options granted to Messrs. A. P. Markin, N. M. Edwards and S. W. Laut and the strike price of the option granted to all other employees was an unintended result of the review of their compensation and that Messrs. A. P. Markin, N. M. Edwards and S. W. Laut should not be disadvantaged to the other employees as a result of the time taken to review their compensation. Therefore the Corporation determined that (i) upon exercise of the options with a strike price of $17.80 the Corporation would pay to the respective option holder at the time they exercise the options for cash or the underlying Common Shares, a cash bonus equivalent to the difference between the strike price of $17.80 and $16.89 if the market price on the day prior to the date of exercise is greater than $17.80; or, a cash bonus equal to the difference between $16.89 and the market price of the Common shares for each option exercised for cash if the market price on the day prior to the date of exercise is less than $17.80 but greater than $16.89; (ii) upon exercise of the options with a strike price of $33.38 the Corporation would pay to the respective option holder at the time they exercise the options for cash or the underlying Common Shares, a cash bonus equivalent to the difference between the strike price of $33.38 and $26.26 if the market price on the day prior to the date of exercise is greater than $33.38, or, a cash bonus equal to the difference between $26.26 and the market price of the Common Shares for each option exercised for cash if the market price on the day prior to the date of exercise is less than $33.38 but greater than $26.26. This cash bonus is paid only if the option holder exercises those options granted at a strike price of $17.80 or $33.38. Messrs. A. P. Markin and N. M. Edwards exercised all of their options granted with a strike price of $17.80. Mr. A. P. Markin exercised most of the options he was granted with a strike price of $33.38. Mr. S. W. Laut received in 2010 an amount of $1,424,000, paid as a bonus upon exercise of options with a strike price of $33.38. For Messrs. A. P. Markin and N. M. Edwards, they received in 2009 an amount of $1,177,141 and $73,000 respectively paid as a bonus upon exercise of options with a strike price of $17.80 and in the case of Mr. A. P. Markin the amount also included the exercise of options with a strike price of $33.38.

(2)
The grant date fair value is only a theoretical value determined using Black-Scholes-Merton pricing model of options granted in the year. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options and doing value comparisons. The options on date of grant have no intrinsic value as the strike price is the closing price of the Corporation's Common Shares on TSX on the day preceding the grant. The Named Executive Officers do not receive any value for these options until options are vested and exercised under the terms of the stock option plan provided the price of the common shares on TSX is higher than the strike price of the options at time of exercise. For financial statement purposes the Corporation calculates quarterly, the intrinsic value of the options and records that as an expense in its Consolidated Statement of Earnings. The Black-Scholes-Merton assumptions used by the Corporation for 2011 were (i) an initial expected useful life of 4.52 years; (ii) an expected annual dividend yield of 0.98%; (iii) a forfeiture rate of 0%; (iv) volatility of 39.59%; and, (v) risk-free interest rate of 1.17%.The Black-Scholes-Merton assumptions used by the Corporation for 2010 were (i) an initial expected useful life of 4.52 years; (ii) an expected annual dividend yield of 0.71%; (iii) a forfeiture rate of 0%; (iv) a volatility rate of 38.4%; and, (v) risk-free interest rate of 2.33%. The Black- Scholes-Merton assumptions used by the Corporation for 2009 were (i) an initial expected useful life of 4.35 years; (ii) an expected annual dividend yield of 0.61%; (iii) a forfeiture rate of 0%; (iv) a volatility rate of 53.17%; and, (v) a risk-free interest rate of 2.14%.

(3)
The amount shown as Annual Incentive Plans is the cash bonus award to each of the Named Executive Officer for personal and corporate performance during the year.

(4)
Share Bonus Plan awards are in the form of a cash payment calculated as a multiple of the cash bonus and deposited to the Employee Stock Savings Plan for the purpose of purchasing Common Shares of the Corporation on TSX, on behalf of the Named Executive Officer. The Common Shares vest equally over three years each May 1 for Common Shares purchased for 2009 performance, each October 1 for Common Shares purchased for 2010 performance and each July 1 for Common Shares purchased for 2011 performance. Any dividends declared payable on the Common Shares by the Corporation are also paid on the unvested shares and dividends paid are used to purchase additional Common Shares which vest immediately. If the Named Executive Officer leaves the employment of the Corporation for any reason, the unvested Common Shares purchased pursuant to the Share Bonus Plan are forfeited by the Named Executive Officer under the terms of the plan. The table below illustrates the number of shares purchased on behalf of the Named Executive Officer and the average purchase price per share for each of the three years.

Named Executive Officer	Shares Purchased for 2011 Performance at an Average Purchase Price of $40.03	Shares Purchased for 2010 Performance at an Average Purchase Price of $42.41	Shares Purchased for 2009 Performance at an Average Purchase Price of $35.265

Allan P. Markin	49,963	70,737	70,892

N. Murray Edwards	59,955	70,737	70,892

Steve W. Laut	41,594	58,947	70,892

Tim S. McKay	14,083	13,263	10,643

Douglas A. Proll	10,648	10,315	9,924

Real J. H. Doucet	6,870	8,253	10,324

Lyle G. Stevens	9,961	9,431	9,924

(5)
In 2010 a bonus payment was made to all eligible employees pursuant to the terms of the Horizon Long Term Incentive Plan for the successful completion of the Horizon Oil Sands Project. The bonus payments were calculated based on actual results achieved by the Corporation and individual employees in meeting established performance elements. Refer to "Horizon Oil Sands Long Term Incentive Plan on page 22 for a more detailed description of the plan.

INCENTIVE PLAN AWARDS

        The following table lists the number of securities underlying unexercised options granted to each of the Named Executive Officers and the net benefit of the in-the-money options as at December 31, 2011. The number of securities underlying unexercised options listed in the table below includes unvested options. The value of those unvested options could not be realized by the Named Executive Officer as at December 31, 2011. The Corporation does not have a share-based award program.

	Option Based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)(2)	Option Exercise Price ($)(2)	Option Expiration Date	Value of Unexercised In-the-money Options or Similar Instruments ($)(1)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- based Awards that have not Vested ($)
Allan M. Markin	350,000	30.59	January 11, 2012	2,646,000	—	—
	400,000	35.22	January 14, 2013	1,172,000	—	—
	320,000	22.98	January 15, 2014	4,854,400	—	—
	400,000	34.385	January 14, 2015	1,506,000	—	—
	500,000	42.24	January 12, 2016	—	—	—
	300,000	36.78	January 13, 2017	411,000	—	—
N. Murray Edwards	350,000	30.59	January 11, 2012	2,646,000	—	—
	800,000	35.22	January 14, 2013	2,344,000	—	—
	400,000	22.98	January 15, 2014	6,068,000	—	—
	400,000	34.385	January 14, 2015	1,506,000	—	—
	500,000	42.24	January 12, 2016	—	—	—
	350,000	36.78	January 13, 2017	479,500	—	—
Steve W. Laut	350,000	30.59	January 11, 2012	2,646,000	—	—
	400,000	35.22	January 14, 2013	1,172,000	—	—
	400,000	22.98	January 15, 2014	6,068,000	—	—
	400,000	34.385	January 14, 2015	1,506,000	—	—
	500,000	42.24	January 12, 2016	—	—	—
	300,000	36.78	January 13, 2017	411,000	—	—
Tim S. McKay	40,000	30.59	January 11, 2012	302,400	—	—
	160,000	35.22	January 14, 2013	468,800	—	—
	160,000	22.98	January 15, 2014	2,427,200	—	—
	160,000	34.385	January 14, 2015	602,400	—	—
	200,000	42.24	January 12, 2016	—	—	—
	200,000	36.78	January 13, 2017	274,000	—	—
Douglas A. Proll	120,000	30.59	January 11, 2012	907,200	—	—
	160,000	35.22	January 14, 2013	468,800	—	—
	160,000	22.98	January 15, 2014	2,427,200	—	—
	160,000	34.385	January 14, 2015	602,400	—	—
	150,000	42.24	January 12, 2016	—	—	—
	150,000	36.78	January 13, 2017	205,500	—	—
Réal J.H. Doucet	120,000	30.59	January 11, 2012	907,200	—	—
	160,000	35.22	January 14, 2013	468,800	—	—
	140,000	22.98	January 15, 2014	2,123,800	—	—
	140,000	34.385	January 14, 2015	527,100	—	—
	125,000	42.24	January 12, 2016	—	—	—
	125,000	36.78	January 13, 2017	171,250	—	—

Lyle G. Stevens	120,000	30.59	January 11, 2012	907,200	—	—
	160,000	35.22	January 14, 2013	468,800	—	—
	160,000	22.98	January 15, 2014	2,427,200	—	—
	160,000	34.385	January 14, 2015	602,400	—	—
	150,000	42.24	January 12, 2016	—	—	—
	150,000	36.78	January 13, 2017	205,500	—	—

(1)
The closing price of the Corporation's Common Shares on TSX on December 31, 2011 was $38.15.

(2)
For those options expiring earlier than January 12, 2016, the number of stock options and their exercise price have been adjusted for the 2010 two-for-one stock split.

Incentive plan awards — value vested or earned during the year

Name	Option based Awards — Value vested during the year ($)(1)	Share-based Awards — Value vested during the year ($)(2)	Non-equity plan compensation — Value earned during the year ($)(3)
Allan P. Markin	2,635,600	—	949,427
N. Murray Edwards	2,760,400	—	1,725,052
Steve W. Laut	2,635,600	—	1,848,308
Tim S. McKay	882,310	—	421,755
Douglas A. Proll	882,310	—	380,984
Réal J.H. Doucet	824,610	—	365,769
Lyle G. Stevens	882,310	—	371,917

(1)
This is the aggregate net benefit the Named Executive Officer would have received before tax had the Named Executive Officer exercised the option on date of vesting based on the closing price of the Common Shares on TSX on the day prior to vesting.

(2)
The Corporation does not have a share-based award program.

(3)
This is the aggregate benefit to the Named Executive Officer based on the closing price of the Common Shares on TSX on the day prior to vesting of the share bonus awards during 2011. Share Bonus Plan awards are in the form of a cash payment deposited to the Employee Stock Savings Plan for the purpose of purchasing Common Shares of the Corporation on TSX, on behalf of the Named Executive Officer. The Common Shares vest equally over three years each May 1 for Common Shares purchased for 2009 performance, each October 1 for Common Shares purchased for 2010 performance and each July 1 for Common Shares purchased for 2011 performance.

COMMON SHARES HELD BY NAMED EXECUTIVE OFFICERS

        The Board adopted Common Share ownership guidelines for officers of the Corporation including management directors. The guidelines require Common Share ownership proportionate to the individual's compensation and position which are:

The Chair, a Vice-Chair, the President and the Chief Operating Officer	4 times base salary
Senior Vice-President	2 times base salary
All other officers	1 times base salary

        Under the guidelines, the individual has 3 years from the effective date of the adoption of these guidelines (March 15, 2007) or from date of hire or appointment as an officer, whichever is the later, to acquire and hold the required level of Common Share ownership. Common Share ownership includes Common Shares of the Corporation purchased and held within the Corporation's stock savings plan and any other personal holdings of the individual. As of the date of this Information Circular, each officer meets or exceeds the share ownership requirement of the Corporation.

        Officers are required to confirm annually their Common Share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold.

        The following table sets forth, as of March 14, 2012, the beneficial ownership and market value of the common shares of the Corporation held directly and indirectly by the Named Executive Officers:

Name	Common Shares (#)	Market Value ($)	Share Ownership Requirements	Meets Required Share Ownership Levels
Allan P. Markin	12,119,144	414,716,081	4 times base salary	Yes
N. Murray Edwards	22,400,928	766,559,756	4 times base salary	Yes
Steve W. Laut	2,045,660	70,002,485	4 times base salary	Yes
Tim S. McKay	1,058,045	36,206,300	4 times base salary	Yes
Douglas A. Proll	709,683	24,285,352	2 times base salary	Yes
Réal J. H. Doucet	285,276	9,762,145	2 times base salary	Yes
Lyle G. Stevens	646,618	22,127,268	2 times base salary	Yes

(1)
The closing price of the Corporation's Common Shares on TSX on March 14, 2012 was $34.22.

PENSION PLAN BENEFITS

        The Corporation's pension plan was a pension plan of Anadarko Canada Corporation, a company the Corporation acquired in 2006. The members of the pension plan now called the "Canadian Natural Resources Limited Pension Plan for Former Employees of Anadarko Canada Corporation" are, as the name suggests, former employees of Anadarko Canada Corporation and its predecessor companies only. None of the Named Executive Officers are members of the pension plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

        The Corporation has not entered into any employment service contracts or change of control agreements with the Named Executive Officers. Depending on the conditions of termination, salary and benefit programs are affected as follows:

Resignation —	All salary and benefit programs cease as at effective date of resignation.
Annual cash and share bonuses are no longer paid.
Unvested options outstanding as at effective date of resignation are forfeited.
Vested options outstanding as at effective date of resignation must be exercised within 30 days from effective date of resignation.
Unvested portion of shares in the savings plan as at effective date of resignation is forfeited.

Retirement —
All salary and benefit programs cease as at effective date of retirement.
Annual cash and share bonuses are no longer paid.
Unvested options outstanding as at effective date of retirement are forfeited.
Vested options outstanding as at effective date of retirement must be exercised within 30 days from effective date of retirement.
Unvested portion of shares in the savings plan vest if Normal Retirement Date is reached, otherwise forfeited.
Death —
All salary and benefit programs cease as at date of death except for payout of any applicable insurance benefits.
Annual cash and share bonuses are not paid.
Unvested options outstanding at date of death are cancelled unless vesting is accelerated pursuant to the terms of the option plan.
Vested options outstanding as at date of death must be exercised within three to twelve months from date of death.
Unvested portion of shares in savings plan vest at date of death.
Termination without cause —
All salary and benefit programs cease on effective date of termination.
Annual cash and share bonuses are no longer paid.
Unvested options outstanding on Notice Date of termination are forfeited.
Vested options outstanding on Notice Date of termination must be exercised within 30 days from Notice Date as defined in the stock option plan.
Unvested portion of shares in savings plan is forfeited.
Severance provided on an individual basis reflecting service, experience and salary level.
Termination for cause —
All salary and benefit programs cease on effective date of termination.
Annual cash and share bonuses are no longer paid.
Unvested options outstanding as at Notice Date of termination are forfeited.
Vested options outstanding as at Notice Date of termination must be exercised within 30 days from effective date of Notice Date.
Unvested portion of shares in savings plan is forfeited.

        The Corporation has not entered into any employment agreements or change of control agreements with any of its executives. Pursuant to the terms of the Amended and Restated Employee Stock Option Plan and the Employee Stock Savings Plan, all unvested options and all unvested shares upon change of control of the Corporation immediately vest whether or not the employee is terminated upon change of control. The following table outlines the estimated incremental payments the Named Executive Officers would have received had a change of control, as defined in the respective plan, occurred effective December 31, 2011.

Name	Base Salary $	Cash bonus $	Share bonus(2) $	Accelerated option vesting(1) $	Accelerated Share Bonus vesting(1) $
Allan P. Markin	—	—	2,000,000	3,976,200	1,960,872
N. Murray Edwards	—	—	2,400,000	4,279,100	2,702,393
Steve W. Laut	—	—	1,665,000	3,976,200	2,400,703
Tim S. McKay	—	—	563,750	1,700,080	472,526
Douglas A. Proll	—	—	426,250	1,631,580	388,558
Réal J. H. Doucet	—	—	275,000	1,430,790	341,175
Lyle G. Stevens	—	—	398,750	1,631,580	366,049

(1)
The closing price of the Corporation's Common Shares on TSX on December 31, 2011 was $38.15.

(2)
This is the dollar value of the share bonus awards for 2011 performance with which Common Shares had not as yet been purchased as at December 31, 2011.

REPORT OF THE COMPENSATION COMMITTEE

        The Compensation Committee comprised of all independent directors (whose names are listed at the end of this report) is appointed by the Board of Directors to oversee the compensation programs for executives and employees of the Corporation, approve compensation paid to executive officers, grant options in accordance with the employee stock option plan, monitor risks associated with the Corporation's compensation program and to review the Corporation's succession plans for senior management and the steps being taken to assure the succession of qualified senior management at the Corporation.

        During 2011 the Committee held five meetings and held in-camera sessions at each of its meetings without management present. The activities of the Committee in 2011 and to date in 2012 include:

  •
  Received a presentation and discussed the changes in executive compensation disclosure requirements, with such changes as being required incorporated in this Information Circular.

  •
  Adopted a resolution to include an advisory vote by the shareholders on the Corporation's approach to executive compensation, to be voted on by the shareholders at their meeting to be held on May 3, 2012.

  •
  Reviewed with and instructed management to continue to monitor the evolution of practices within and outside the industry on executive compensation clawback and report to the Committee on a periodic basis. The Committee adopted a resolution authorizing the Committee to clawback at its discretion certain at risk compensation of Named Executive Officers in the event of a material misrepresentation or misconduct resulting in a restatement of financial results.

  •
  Reviewed and approved recommended promotional salary increases for certain executives who were either newly appointed or existing executives assuming greater responsibilities consistent with the Corporation's succession and employee development plans.

  •
  Reviewed and approved the Corporation's 2011 base salary component of the Corporation's compensation program. In considering the Corporation's base salary component of the compensation program, the Committee considered factors including independent compensation consultants' salary data, industry surveys, peer comparison, employee retention, award of strong performers and competitiveness of the Corporation's compensation program.

  •
  Reviewed and approved the grant of options to new hires that joined the Corporation during the course of 2011.

  •
  Reviewed and approved the executive succession plans.

  •
  Reviewed the Committee's charter and considered revisions as appropriate.

  •
  Reviewed and approved the 2011 bonus program and bonuses awarded to employees and executives in December 2011. In considering the bonus paid to employees and executives the Committee considered the risk implications associated with the Corporation's compensation program, reviewed the year over year performance of the Corporation based on the Corporation's performance matrix, individual employee performance, employee retention success, the mid and long term compensation components of the Corporation's overall compensation program, competitiveness of the Corporation's compensation program, and, peer company compensation levels.

        The Committee has reviewed and discussed with management the disclosure in this Information Circular relating to compensation matters.

        There were no Compensation Committee interlocks during 2011.

Submitted by the Compensation Committee
Frank J. McKenna (Chair)
Catherine M. Best
Wilfred A. Gobert
Eldon R. Smith

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options at December 31, 2011 (#)	Weighted-average Exercise Price of Outstanding Options	Securities Remaining available For Future Issuance Under Equity Compensation Plans at December 31, 2011 (#)	Total Number of Securities Issuable Upon Exercise of Options at December 31, 2011
Equity compensation plans approved by security holders	73,485,516	$34.85	25,195,866	98,681,382
Equity compensation plans not approved by security holders	—	—	—	—
Total	73,485,516	$34.85	25,195,866	98,681,382
Percent of Outstanding Shares	6.7%		2.3%	9.00%

        The Corporation has a long-standing policy of awarding stock options to its Service Providers under the Amended Compiled and Restated Employee Stock Option Plan (the "SOP"). The options are considered a part of the employee's compensation package to provide parity with compensation levels within the industry. Directors are not eligible to receive options under the SOP unless they provide ongoing day-to-day management services to the Corporation. The Board believes this established policy of awarding stock options meets the Corporation's business objectives. The Corporation believes it is in its best interests to continue to award stock options to new employees as part of their compensation package to remain competitive with the Corporation's peer group. At the shareholder meeting held on May 6, 2010 the SOP was amended to a "rolling 9%" plan whereby the aggregate number of Common Shares that may be available for issuance from time to time under the Plan as approved by shareholders shall not exceed 9% of the Common Shares. The SOP, as amended, is considered an evergreen plan, since the Common Shares covered by Options which have been exercised shall be available for subsequent grants under the SOP. The SOP as amended must be re-approved by the shareholders on or before May 6, 2013.

        The options issued pursuant to the SOP are non-assignable, have an expiry term not to exceed six years and are exercisable at 20% per year commencing one or two years (for options awarded to new employees at time of hire) after the date of grant. The exercise price of the options is determined as the closing market price on TSX the day prior to the granting of the options. The Corporation does not provide any form of financial assistance to facilitate the purchase of securities pursuant to the SOP. Options are exercisable only during the term of employment with the Corporation and the option holder is not subject to a collective agreement as defined in the SOP text. The aggregate number of Common Shares so available for issuance under the SOP to any one person shall not exceed 5% of the outstanding issue of Common Shares. The aggregate number of Common Shares reserved for issuance pursuant to all share based compensation plans including options granted to insiders at any time shall not exceed 10% of the outstanding issue of Common Shares and the aggregate number of Common Shares issued to insiders pursuant to all share based compensation plans including options within any one year period shall not exceed 10% of the outstanding issue of Common Shares.

        If an Optionee ceases to be a Service Provider to the Corporation for any reason other than death, all unvested options granted to such Optionee shall immediately terminate and be of no further force and effect and all vested options granted to such Optionee and not exercised within 30 days of the Optionee ceasing to be a Service Provider for any reason other than death shall terminate. If an Optionee shall die while being a Service Provider to the Corporation any unvested options outstanding at date of death are cancelled unless vesting is accelerated pursuant to the terms of the SOP, any Option which has vested at the date of death shall be exercisable from three to twelve months after the date of death and if not exercised, shall terminate no later than the end of twelve months from date of death.

        Shareholders authorized management to make certain amendments to the SOP without requiring further shareholder approval. Pursuant to terms of the SOP, any amendment to any provision of the SOP or the stock option certificate shall be subject to the approval, if required, of TSX or any governmental or regulatory authority having jurisdiction over the securities of the Corporation, and if required by TSX, of the shareholders of the Corporation in the manner prescribed by TSX from time to time. The Board may at any time, without further action by or approval of the shareholders, amend or modify the SOP and amend or modify the stock option certificate at any time, if and when it is advisable, in the absolute discretion of the Board; provided however, that approval by shareholders shall be obtained for any amendment which: (a) increases the number of Common Shares issuable pursuant to the SOP; (b) would reduce the exercise price of an outstanding option, including a cancellation of an option and re-grant of an option in conjunction therewith, constituting a reduction of the exercise price of the option; (c) would extend the term of any option granted under the SOP beyond the expiration date of the option; (d) amends the SOP to allow for a maximum term of an option to be greater than six years except as provided in Section 2.05; (e) expands the authority of the Corporation to permit assignability of options beyond that contemplated by the SOP; (f) adds to the categories of participants who may be designated for participation in the SOP; and (g) amends the SOP to provide for other types of compensation through equity issuance. No amendment as it may relate to a UK Approved Option (whether granted or to be granted) shall take effect unless and until the approval of the Board of Inland Revenue has been obtained for such amendment. No amendments have been made to the SOP during 2011.

        As at March 14, 2012, the number of Common Shares issuable pursuant to the SOP approved by the shareholders is:

	Number of Securities	Percent of Outstanding Common Shares
To be issued upon exercise of outstanding options	69,023,960	6.3
Available for future issuance	30,027,228	2.7

Total number of securities issuable	99,051,188	9.0

INDEBTEDNESS OF EXECUTIVE OFFICERS AND DIRECTORS

        The Corporation does not as a general practice extend loans to its directors, executive officers or any of their associates or affiliates. No directors and executive officers or any of their associates or affiliates is indebted to the Corporation or its subsidiaries.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        The Corporation entered into a contract of liability insurance in the amount of US$200,000,000 per policy year for the benefit of the directors and officers of the Corporation against liability incurred by them in their capacity as a director or officer of the Corporation or of a subsidiary in the event the Corporation cannot or is unable to indemnify them. The policy expiring March 1, 2013 was purchased for a premium of US$793,375. There is no deductible for this coverage.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

        The management of the Corporation is not aware of any material interest, direct or indirect, of any director, any proposed nominee for director or officer of the Corporation or its subsidiaries, any person beneficially owning, or controlling or directing directly or indirectly, more than 10% of the Corporation's voting securities, or any associate or affiliate of any such person in any transaction since the commencement of the last completed financial year of the Corporation or in any proposed transaction which in either case has materially affected or will materially affect the Corporation or its subsidiaries.

ADDITIONAL INFORMATION

        Financial information is provided in the Corporation's annual and quarterly financial statements and annual and quarterly management's discussion and analysis ("MD&A"). The Corporation is a reporting issuer under the securities acts of all provinces of Canada and a reporting "foreign private issuer" under the Securities Act of 1933, as amended, in the United States ("US") and complies with the requirement to file annual and quarterly financial statements, annual and quarterly MD&A, as well as its management information circular and annual information form ("AIF") with the various securities commissions in such provinces and with the SEC in the US. The Corporation's most recent AIF, audited financial statements, MD&A, quarterly financial statements and quarterly MD&A subsequent to the audited financial statements and management information circular may be viewed on the Corporation's website at www.cnrl.com and on SEDAR at www.sedar.com under the name Canadian Natural Resources Limited. The

Corporation's filings with the SEC, including its annual financial statements, annual MD&A and AIF on its annual report on Form 40-F, can be accessed on EDGAR at www.sec.gov.

        Printed copies of the Corporation's financial statements and MD&A, AIF, Form 40-F, management information circular, corporate governance guidelines, committee charters or ethics policy can also be obtained from the Corporation free of charge by contacting:

    Corporate Secretary of the Corporation at:
    2500, 855 - 2nd Street S. W.
    Calgary, Alberta T2P 4J8

APPROVAL OF CIRCULAR

        The contents and sending of this Information Circular has been approved in substance by the Board of Directors of the Corporation.

        DATED at Calgary, Alberta, this 14th day of March 2012.

III.    SCHEDULES TO THE INFORMATION CIRCULAR

SCHEDULE "A" TO INFORMATION CIRCULAR DATED MARCH 14, 2012

CANADIAN NATURAL RESOURCES LIMITED
(the "Corporation")

STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF THE CORPORATION

        The Board of Directors (the "Board") continually evaluates the corporate governance policies, practices and procedures of the Corporation. Regulatory changes and trends relating to corporate governance are continually monitored by the Board and the Board will take the appropriate action accordingly. The following describes the Corporation's corporate governance practices which are in compliance with all corporate governance requirements established under National Instrument 58-101, National Policy 58-201 and the New York Stock Exchange Listing Standards applicable to foreign private issuers.

Director Independence

        The Board has a policy that a majority of the Board must qualify as independent directors. Since the date of the last Information Circular, the Board has reviewed its standing committee memberships to ensure the Audit, the Compensation and the Nominating and Corporate Governance Committees are constituted with all independent directors pursuant to the independence standards established under National Instrument 58-101 and within the meaning of section 1.4 of National Instrument 52-110 and the New York Stock Exchange ("NYSE") Listing Standards and to ensure the Health, Safety and Environmental and the Reserves Committees are constituted with a majority of independent directors.

        For a director to be independent, the Nominating and Corporate Governance Committee and the Board must affirmatively determine such independence, taking into account any applicable regulatory requirements and such other factors as the Nominating and Corporate Governance Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which the following individuals shall not be deemed independent: (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes or included in that time an officer of the Corporation; and, (iii) an immediate family member of the individuals specified in (i) and (ii) above. In addition, a director whose immediate family member is or was an executive of the Corporation or a current employee of any company whose compensation committee includes an officer of the Corporation will not be considered independent. The Nominating and Corporate Governance Committee and the Board review annually the relationship that each director has with the Corporation (either directly; or, as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors whom the Board and the Nominating and Corporate Governance Committee affirmatively determine have no direct or indirect material relationship with the Corporation by taking into account the above mentioned factors, any applicable regulatory requirements and such other factors as the Nominating and Corporate Governance Committee and Board may deem appropriate, will be considered independent directors.

        Ten of the 14 director nominees proposed by management for election are independent as determined by the Nominating and Corporate Governance Committee and the Board and pursuant to the independent standards established under section 1.2(1) of National Instrument 58-101 and within the meaning of section 1.4 of National Instrument 52-110 and the NYSE Listing Standards. Ms. C. M. Best and Messrs. T. W. Faithfull, G. A. Filmon, C. L. Fong, G. D. Giffin, W. A. Gobert, F. J. McKenna, J. S. Palmer, E. R. Smith and D. A. Tuer have all been affirmatively determined to be independent using the above criteria. Mr. J. S. Palmer is Chair Emeritus and a partner of a law firm that from time to time provides legal services to the Corporation. Mr. J. S. Palmer does not personally provide these services to the Corporation nor solicit those services and has confirmed that he does not receive any portion or percentage of the fees paid by the Corporation to the law firm, nor does he participate in the profits of the firm either directly or indirectly. He has also confirmed that fees paid to the law firm by the Corporation in 2011 were less than 2% of that firm's gross revenues and the Nominating and Corporate Governance Committee and the Board has determined that the fees that have been paid to the law firm in 2011 are not material to either the Corporation or the law firm and therefore do not impair his ability to act independent of management. The four remaining Directors, Messrs. A. P. Markin, N. M. Edwards, S. W. Laut who, as part of the senior management committee of the

Corporation and Mr. K. A. J. MacPhail through a familial relationship with the Chair of the Board, have been determined by the Nominating and Corporate Governance Committee and the Board to be non-independent.

        The following table illustrates the independent status of each director nominee.

	Independent	Related	Management	Reason for Non-independent Status

Catherine M. Best	X

N. Murray Edwards			X	Member of Corporate Management Committee

Timothy W. Faithfull	X

Honourable Gary A. Filmon	X

Christopher L. Fong	X

Ambassador Gordon D. Giffin	X

Wilfred A. Gobert	X

Steve W. Laut			X	Member of Corporate Management Committee

Keith A. J. MacPhail		X		Familial relationship to the Chairman of the Board

Allan P. Markin			X	Member of Corporate Management Committee

Honourable Frank J. McKenna	X

James S. Palmer	X

Dr. Eldon R. Smith	X

David A. Tuer	X

        The Board of Directors functions independently of management and appoints the Chair. The Chair is considered non-independent. The role of a lead director would be assumed by the Chair of the Nominating and Corporate Governance Committee, or, at the discretion of the independent directors, by another independent director, thereby providing the independent directors the necessary flexibility in determining who is best to lead the independent directors as circumstances warrant.

Other Issuer Directorships

        The Board has not formerly adopted a policy limiting the number of other issuer boards a Director may join. Directors are expected to inform the Chair of the Board and the Chair of the Nominating and Corporate Governance Committee in advance of accepting an outside directorship. Directorships of other issuers held by the director nominees are reported in this Information Circular in the table under "Election of Directors" beginning on page 4.

Executive Sessions of Board and Committee Meetings

        Prior to the termination of each Board meeting, the non-management directors meet in executive session chaired by the Chair of the Nominating and Corporate Governance Committee without the presence of management to discuss whatever topics are appropriate. Additional executive sessions may be scheduled from time to time as determined by a majority of the non-management directors in consultation with the Chair of the Board and Chair of the Nominating and Corporate Governance Committee. In addition, at each meeting of a Board committee, each committee holds an executive session without the presence of management. The Audit Committee also meets in-camera, without management present, with the internal auditors of the Corporation and the Corporation's independent auditors at each meeting they are in attendance. The independent members of the Reserves Committee also meet in-camera, without management present, with the Corporation's independent reserves evaluators at each meeting they attend.

        Average attendance rate in 2011 for all Board meetings held during the year is 97%. For more detailed information regarding the number of Board and Board committee meetings held during 2011 and the attendance of the directors at these meetings, refer to the table under "Election of Directors" beginning on page 4.

Board and Committee Mandate

        The Board has developed corporate governance guidelines to assist the Board in meeting its responsibilities and they reflect the Board's commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing long term shareholder value. The role and responsibilities of the Chair and the Chair of the Board committees is determined through the mandates of the Board and the mandate of each Board committee. The Corporation does not have a designated CEO position. This role is delegated by the Board to the Corporate Management Committee of the Corporation which is comprised of 18 members of the senior management group including the Chair of the Board, the Vice-Chairs and the President. The Corporate Management Committee shares the responsibilities normally associated with a CEO position. The Corporation's corporate governance guidelines state that the Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation; any responsibility that is not delegated to senior management or a Board committee remains with the full Board. In addition, the Board in conjunction with senior management determines the limits of management's responsibilities and establishes annual corporate objectives which management is responsible for meeting.

        The Board's mandate is set out as Schedule "B" to this Information Circular which outlines in detail the responsibilities of the Board.

Audit Committee

        Each member of the Audit Committee is independent. The Audit Committee's primary duties and responsibilities as stated in its charter include to:

  a)
  ensure that the Corporation's management implemented a system of internal controls over financial reporting and monitors its effectiveness;

  b)
  monitor and oversee the integrity of the Corporation's financial statements, financial reporting processes and systems of internal controls regarding financial, accounting and compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts;

  c)
  review the Corporation's financial statements, management discussion and analysis and annual and interim earnings before the release of this information by press release or distribution to the shareholders;

  d)
  select and recommend to the Board for appointment by the shareholders, the Corporation's independent auditors, pre-approve all audit and non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation's independent auditors consistent with all applicable laws, and establish the fees and other compensation to be paid to the independent auditors and oversee the work of the independent auditor, including resolution of disagreements with management;

  e)
  monitor the independence, qualifications and performance of the Corporation's independent auditors;

  f)
  oversee the audit of the Corporation's financial statements;

  g)
  monitor the performance of the internal audit function;

  h)
  establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Corporation's employees, regarding accounting, internal controls or auditing matters;

  i)
  provide an avenue of communication among the independent auditors, management, the internal audit function and the Board; and,

  j)
  review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of present and former external auditors.

Audit Committee Financial Expert

        All of the members of the Corporation's Audit Committee are financially literate. Ms. C. M. Best who is chair of the Audit Committee qualifies as an "audit committee financial expert" under the rules issued by the SEC pursuant to the requirements of the Sarbanes-Oxley Act of 2002.

        The Corporation's Annual Information Form contains additional information on the Audit Committee and its members under the section entitled "Audit Committee Information" which includes a full transcript of the Audit Committee Charter.

Compensation Committee

        The Board has constituted the Compensation Committee as a standing committee of the Board of Directors to review and approve the Corporation's compensation philosophy and programs for executive officers and employees and to approve and evaluate all compensation of executive officers including salaries, bonuses and equity compensation plans.

        In arriving at the compensation levels paid by the Corporation to its executive officers, a number of factors are taken into account including the expertise and experience of the individual, the length of time the individual has been in the position, the personal performance of the individual, the overall performance of the Corporation, and a subjective evaluation considering peer-company market data from surveys in which the Corporation participates. It is believed that the information available and the factors considered in determining executive compensation is sufficient in helping to determine the appropriate level of executive compensation.

        The Compensation Committee is comprised entirely of independent directors. Members of the Compensation Committee are identified in this Information Circular under the "Report of the Compensation Committee" and in the table under "Election of Directors". The Compensation Committee's primary duties and responsibilities as stated in its charter include to:

  a)
  review and approve the Corporation's compensation philosophy and programs for executive officers and employees of the Corporation that (i) supports the Corporation's overall business strategy and objectives; (ii) attracts and retains key executives and employees; (iii) links compensation with business objectives and organizational performance; and (iv) provides competitive compensation opportunities;

  b)
  selection and retention of compensation consultants and approval of their fees and services to be provided;

  c)
  consider the implications of the risks associated with the Corporation's compensation policies and practices as they relate to executive compensation;

  d)
  approve and evaluate all compensation of executive officers including salaries, bonuses, and equity compensation plans;

  e)
  review the Corporation's senior management and the steps being taken to assure the succession of qualified senior management at the Corporation through monitoring the Corporation's management resources, structure, succession planning, development and selection process as well as the performance of key executives;

  f)
  review the Corporation's Amended, Compiled and Restated Employee Stock Option Plan, the Employee Stock Purchase Plan under which Common Shares may be acquired by directors, executive officers and employees of the Corporation, and, the Corporation's pension plan which was acquired at the time of the acquisition of Anadarko Canada Corporation and whose only members are former employees of Anadarko Canada Corporation and its predecessor companies. The Compensation Committee will also review the administration of all equity plans the Corporation may establish; and,

  g)
  review management's Compensation Discussion & Analysis of executive compensation for inclusion in the proxy statement of the Corporation.

Health, Safety and Environmental Committee

        The Health, Safety and Environmental Committee is comprised of a majority of independent directors. The Health, Safety and Environmental Committee's primary duties and responsibilities as stated in its charter include to:

  a)
  generally ensure that the management of the Corporation has designed and implemented effective health, safety and environmental risk programs, controls and reporting systems and reporting to the Board in respect thereof;

  b)
  monitor the Corporation's performance in the areas of health, safety and environmental stewardship and its compliance with the regulatory requirements in the jurisdictions in which it operates;

  c)
  assess the impact of proposed or enacted laws and regulations related to health, safety and environment in those jurisdictions where the Corporation operates; and,

  d)
  review management's commitment, overall plans and strategies in the areas of corporate citizenship, ethics, social responsibility and community affairs to ensure they are in line with the Corporation's goals and image.

Nominating and Corporate Governance Committee

        The Board has constituted the Nominating and Corporate Governance Committee to annually conduct a self-assessment of the Board's performance, an assessment of Board members and its committees, (with each committee assessing its members), and to recommend to the Board, nominees for appointment of new directors to fill vacancies or meet additional needs of the Board. Through the Board evaluation process and ongoing monitoring of the needs of the Corporation, desired expertise and skill sets are identified and individuals that possess the required experience and skills are contacted by the Chair of the Nominating and Corporate Governance Committee. Prospective new director nominees are interviewed by the Chair of the Nominating and Corporate Governance Committee, the Chair of the Board and the Vice-Chairs and considered by the entire Nominating and Corporate Governance Committee for recommendation to the Board as potential nominee directors.

        The matrix below illustrates the mix of experience, knowledge and understanding possessed by the members of the Board in the categories that are relevant to the Corporation that enable the Board to better carry out its fiduciary responsibilities.

Experience Description	Directors with relevant experience

Accounting/Finance	6

Executive Leadership/Compensation	13

Economics/Business	13

Engineering/Technical	6

Governance	10

Government/Regulatory	10

Health, Safety/Environmental	10

International Business	7

Law	3

Oil and Gas Industry	10

Risk Management	11

        The Nominating and Corporate Governance Committee also reviews periodically the adequacy and structure of directors' compensation and makes recommendations to the Board designed to ensure the directors' compensation realistically reflects the responsibilities, time commitments and risks of the directors.

        The Nominating and Corporate Governance Committee is composed entirely of independent directors. Members of the Nominating and Corporate Governance Committee are identified in this Information Circular in the table under "Election of Directors". The Nominating and Corporate Governance Committee's primary duties and responsibilities as stated in its charter include to:

  a)
  provide assistance to the Board, the Chair of the Board and the Vice-Chairs in the area of review and consideration of developments in corporate governance practices;

  b)
  recommend to the Board a set of corporate governance principles and procedures applicable to and employed by the Corporation;

  c)
  provide assistance to the Board, the Chair of the Board and the Vice-Chairs in the area of Nominating and Corporate Governance Committee selection and rotation practices;

  d)
  provide assistance to the Board, the Chair of the Board and the Vice-Chairs in the area of evaluation of the overall effectiveness of the Board and management;

  e)
  annually evaluate the performance of each Director;

  f)
  identify individuals qualified to become Board members with the Chair of the Board and the Vice-Chairs and recommend to the Board, director nominees for the next annual meeting of shareholders;

  g)
  review and recommend periodically to the Board, the Corporation's compensation for directors of the Corporation; and,

  h.
  review annually the Corporation's Code of Integrity, Business Ethics and Conduct policy.

Reserves Committee

        The Reserves Committee is comprised of a majority of independent directors. The Reserves Committee's primary duties and responsibilities as stated in its charter include to:

  a)
  generally assume responsibility for assisting the Board in respect of annual independent and/or internal review of the Corporation's petroleum and natural gas reserves;

  b)
  appoint the independent evaluating engineers and approve their remuneration; and,

  c)
  report to the Board on the Corporation's petroleum and natural gas reserves and recommend to the Board for acceptance and inclusion of the contents of the annual independent report on the Corporation's petroleum and natural gas reserves for filing with the regulatory authorities.

Director Orientation

        The Corporation has an orientation program whereby new members of the Board are provided background information about the Corporation's business, current issues, and corporate strategies. They also receive a Director's Manual which contains the Information Circular, annual report, press releases, and Annual Information Form. They receive a copy of the Corporation's Code of Integrity, Business Ethics and Conduct, Human Rights Statement, Board and Board committee mandates and other information about the Board, its committees, director's duties and responsibilities. They meet with key operations personnel and receive specific information on the business and ongoing operations of the Corporation, corporate structure, management structure, financial position, business risks, employee compensation, business conduct philosophies, and corporate governance practices. As well, any director has unrestricted direct access to any member of senior management and their staff at any time.

Director Education

        The Corporation provides ongoing continuous education programs through key business area presentations, monthly business updates and operations site visits as appropriate. In 2011 detailed presentations to the Board were conducted on the Corporation's natural gas and light crude oil holdings and development plans; shale oil development in Canada and the United States; the development status of the Corporation's major projects; the regulatory environment which the Corporation operates in; the introduction of the Corporation's safety excellence program which was rolled out throughout the year to all facets of the Corporation; the growth projection for the Corporation; and, Horizon Oil Sands Phase 2/3 expansion. Each director is expected to participate in continuing education programs to maintain any professional designation that they may have and which would have been considered in their nomination as a director. Each director is expected to participate in programs that would be necessary to maintain a level of expertise in order to perform his or her responsibilities as a director and to provide ongoing guidance and direction to management.

Board and Committee Assessment

        The Nominating and Corporate Governance Committee is responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. The assessment includes a detailed annual questionnaire that each director must complete. The annual questionnaire covers a range of topics including: individual self-assessment; assessment of board and committee performance and effectiveness; and, an assessment of peer performance at the Board level and at the committee level. An independent management consulting firm is engaged to review and analyze the completed questionnaires and provide to the Nominating and Corporate Governance Committee a presentation and a detailed written report of the responses to the questionnaires. The independent management consultant attends at a meeting of the Nominating and Corporate Governance Committee to present their report, address any questions the Nominating and Corporate Governance Committee may have and make recommendations as appropriate. The written analysis from the consulting firm together with any issues or concerns raised by the questionnaires and during the meeting with the independent management consultant constitutes part of the report to the full Board. The Nominating and Corporate Governance Committee presents the detailed report to the Board and makes recommendations to improve the effectiveness of the Board in light of the results of the performance evaluation.

Director Retirement Policy

        The Board of Directors established a mandatory retirement policy for Directors. Under the policy, any Director who has reached the age of 75, except for any director who was over the age of 75 on March 2, 2007 (the date the mandatory retirement policy was adopted by the Board), cannot stand for election to the Board. The Board in adopting the retirement policy noted that Mr. J. S. Palmer had reached the age of 75. The Board also recognized the positive contribution, dedicated service, wise counsel and leadership provided to the Corporation and its shareholders by Mr. J. S. Palmer since first becoming a Director in 1997. It is the Board's continued belief that the Corporation and its shareholders continue to benefit from his valued experience, knowledge, mentoring and input into the stewardship of the Corporation. The retirement policy is reviewed periodically by the Nominating and Corporate Governance Committee.

Ethics Policy

        The Board of Directors has adopted a written code for the directors, officers and employees of the Corporation entitled The Code of Integrity, Business Ethics and Conduct (the "Code"). The Code applies to all directors, officers and employees as well as others who perform services for or on behalf of the Corporation and is supported by the Board as a whole. It includes such topics as employment standards, conflicts of interest, communication, the treatment of confidential information and trading in the Corporation's securities and is designed to ensure that the Corporation's business is conducted in a consistently legal and ethical manner. Each Director and all employees including each member of senior management and more specifically the principal executive officers, the principal financial officer and the principal accounting officer are required to abide by the Corporation's Code of Integrity, Business Ethics and Conduct.

        The Nominating and Corporate Governance Committee reviews the Code annually to ensure it addresses appropriate topics, complies with regulatory requirements and to ensure it keeps pace with evolving business ethics and best practices. The Board must approve any changes to the Code and only after a recommendation to the Board is received from the Nominating and Corporate Governance Committee who has the responsibility to recommend to the Board any amendments it determines is appropriate. Material changes to the Code are communicated to all employees to ensure they are aware of such changes and that they are in compliance with the Code.

        Each new employee must also sign an acknowledgement form upon hire acknowledging that they have received a copy of the Code, have read it, understand it and agree to abide by it. Directors, officers and employees must immediately declare any actual or known potential conflicts of interest that may exist.

        Annually a reminder is sent out to all employees to re-read the Code reminding them of the importance of adhering to the spirit and intent of the Code and how a copy can be acquired or referenced at any time. In addition, annually, each Director and officer must acknowledge in writing the Code and confirm they are familiar with it, understand it and that they are not in breach of any of its principles nor were granted any waivers for compliance with the Code in whole or in part.

        Periodic reports are provided to the Board from management directly responsible for compliance related matters on compliance with the Code and on any existing or potential conflicts of interest of directors, officers and employees. The Board, through the Audit Committee chair, also receives reports of any financial or accounting issues raised through the Corporation's anonymous toll-free hot-line.

        No material change report pertaining to the conduct of any director or executive officer has been required or filed during the most recently completed financial year. To the best of the Board's knowledge, there has been no departure from the Code in the conduct of any director or executive officer.

        Any waivers to the Code must be approved by the Board of Directors and appropriately disclosed. No waivers to the Code in whole or in part have been asked for or granted to any Director, officer or employee.

        Copies of the Code can be obtained free of charge from SEDAR at www.sedar.com or by contacting the office of the Corporate Secretary at the address indicated under "Additional Information".

Independent Judgment of Directors

        To ensure independent judgment is exercised by the directors on any transaction they may be considering where another director or executive officer of the Corporation may have material interest, the director or executive officer with the material interest must declare such material interest and would be excused from the meeting. After management's presentation has been made and all questions have been answered to the satisfaction of the disinterested directors; the disinterested directors then have an open and unencumbered discussion on the merits of the transaction and its benefit to the Corporation.

The New York Stock Exchange Corporate Governance Listing Standards

        The Corporation, as a "foreign private issuer" listed on the NYSE in the United States, may rely on home jurisdiction listing standards for compliance with the NYSE Corporate Governance Listing Standards but must comply with the following NYSE rules: (i) the rule (section 303A.06) requiring the audit committee to meet the requirements of Securities Exchange Commission ("SEC") Rule 10A-3 of the Securities Exchange Act of 1934, as amended; (ii) the requirement (section 303A.11) for the Corporation to disclose in its annual report or on its website any significant differences between its corporate governance practices and the NYSE listing standards applicable to U.S. domestic companies; (iii) the requirement (section 303A.12(b)) for the Corporation's CEO to promptly notify in writing the NYSE after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and, (iv) the requirement (section 303A.12(c)) for the Corporation to submit an executed Annual Written Affirmation affirming the Corporation's compliance with audit committee requirements of SEC Rule 10A-3 of the Exchange Act or, as may be required from time to time, an Interim Written Affirmation to the NYSE in the event of certain changes to the Audit Committee membership or member's independence, and that the Corporation has provided its statement of significant corporate governance differences as required to be included in its annual report to shareholders or on its website.

        As required by the NYSE, a statement of the significant differences between the Corporation's current corporate governance practices and those currently required for U.S. domestic companies listed on the NYSE is included in the Corporation's annual report to shareholders.

SCHEDULE "B" TO INFORMATION CIRCULAR DATED MARCH 14, 2012

CANADIAN NATURAL RESOURCES LIMITED
(the "Corporation")

BOARD OF DIRECTORS CORPORATE GOVERNANCE GUIDELINES

        The Board of Directors (the "Board") of the Corporation has adopted the following Corporate Governance Guidelines (the "Guidelines") to assist the Board in meeting its responsibilities. These Guidelines reflect the Board's commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing long-term shareholder value. The Board requires the directors, officers and employees of the Corporation to comply with all legal and regulatory requirements and encourages them to adhere to the highest ethical standards in the performance of their duties.

        Directors must perform their duties, keeping in mind their fiduciary duty to the shareholders and the Corporation. That duty includes the obligation to ensure that the Corporation's disclosures contain accurate information that fairly presents the Corporation and its operations to shareholders and the public in conformity with applicable laws, rules and regulations.

BOARD RESPONSIBILITIES

        The Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation. In executing this role, the Board shall oversee the conduct, direction and results of the business. In turn, management is mandated to conduct the day-to-day business and affairs of the Corporation and is responsible for implementing the Board's strategies, goals and directions. The Board and its members shall at all times act in the best interest of the Corporation and its actions shall reflect its responsibility of establishing proper business practices and high ethical standards expected of the Corporation.

        In discharging the Board's stewardship obligations, the Board assumes responsibility for the following matters:

  1.
  review on a regular basis of the Corporation's strategic planning processes which takes into account, among other things, the Corporation's opportunities, assets and risks of the business and the ever-changing business environment in which the Corporation operates;

  2.
  the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;

  3.
  succession planning; including appointing, training and monitoring senior management;

  4.
  a communication and disclosure policy for the Corporation; and,

  5.
  the integrity of the Corporation's internal control and management information systems.

COMPOSITION OF THE BOARD

Criteria for Board of Directors

        The Nominating and Corporate Governance Committee comprised entirely of Directors who qualify as independent directors under the requirements of the regulatory bodies to which the Corporation is subject ("Independent Directors"), is responsible for identifying, screening and recommending director nominations for appointment as members of the Board. The Board, however, will ultimately be responsible for nominating for appointment new directors and for the selection of its Chair.

        The Board requires that a majority of the Board qualify as Independent Directors. Nominees for director are selected on the basis of, among other things, broad perspective, integrity, independence of judgment, experience, expertise, diversity, ability to make independent analytical inquiries, understanding of the Corporation's business environment and willingness to devote adequate time and effort to Board responsibilities.

Election of Directors by Shareholders

        Election of director nominees by shareholders in an uncontested election shall be by majority vote. A director nominee who receives a greater number of votes withheld than votes cast in favour of the election of the director nominee shall forthwith submit to the Board, his or her resignation, to take effect upon acceptance by the Board. The Board shall exercise discretion in considering the resignation of the director nominee and if it is deemed to be in the best interests of the Corporation and the shareholders and, absent any extenuating circumstances deemed by the Board to exist, the Board shall accept such resignation within 90 days of having received the resignation of the director nominee.

Independence

        As stated previously, the Board shall be comprised of a majority of Independent Directors. For a director to be independent, the Nominating and Corporate Governance Committee and the Board must affirmatively determine that an individual is independent, taking into account any applicable regulatory requirements and such other factors as the Nominating and Corporate Governance Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which they shall not be deemed independent, for the following individuals; (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes an officer of the Corporation; and (iii) immediate family members of the individuals specified in (i) and (ii) above. The Nominating and Corporate Governance Committee and the Board will review annually the relationship that each director has with the Corporation (either directly; or as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors who the Board and the Nominating and Corporate Governance Committee affirmatively determine meet any applicable regulatory independence requirements and have no material relationship with the Corporation will be considered Independent Directors. The basis for any determination that a relationship is not material will be published in the Corporation's Information Circular.

        Directors have an obligation to inform the Board of any material changes in their circumstances or relationships that may impact their designation by the Board as "independent".

Size of the Board

        The Articles of the Corporation provide that the Board will have not less than three (3) or more than fifteen (15) members. The Board will fix the exact number of directors at any time after considering the recommendation of the Nominating and Corporate Governance Committee. The size of the Board should enable its members to effectively and responsibly discharge their responsibilities to the Corporation.

Role of Lead Director

        To provide leadership to the Board in circumstances where the non-independent Chairman could potentially be in conflict, the role of a lead director would be assumed by the Chair of the Nominating and Corporate Governance Committee or, if deemed appropriate by the independent directors, by a director appointed by the independent directors who has been determined by the Board to be independent.

Other Company Directorships

        The Corporation does not have a policy limiting the number of other company boards of directors upon which a Director may sit. The Nominating and Corporate Governance Committee shall consider the number of other company boards or comparable governing bodies on which a prospective nominee is a member.

        Directors are expected to advise the Chair of the Board and the Chair of the Nominating and Corporate Governance Committee in advance of accepting any other company directorships or any assignment to the audit committee or compensation committee of the Board of Directors of any other company.

Term Limits

        The Board does not favour the concept of mandatory term limits. The Board believes term limits have the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Corporation and its operations and thereby provide an increasing contribution to the Board as a whole.

Retirement Policy

        Under the Board's retirement policy Directors will not stand for re-election after reaching the age of 75, subject to grandfathering any current directors, who were over the age 75 on March 2, 2007, that being the date this retirement policy was adopted by the Board. The Nominating and Corporate Governance Committee has the responsibility to evaluate annually the qualifications of each Director.

DIRECTOR RESPONSIBILITIES

        Each Director shall have the responsibility to exercise his or her business judgment in good faith and in a manner that he or she reasonably believes to be in the best interests of the Corporation. A Director is expected to spend the time and effort necessary to properly discharge such Director's responsibilities. Accordingly, a Director is expected to regularly attend a minimum of 75% of all meetings of the Board and committees on which such Director sits (except for any extenuating circumstances) and to review in advance the meeting materials.

DIRECTOR ORIENTATION

        New members of the Board shall be provided an orientation, which includes background information about the Corporation's business, current issues, corporate strategies, general information about the Board and committees and Director's duties and responsibilities and meetings with key operations personnel. Each Director is expected to participate in continuing educational programs in order to maintain the necessary level of expertise to perform his or her responsibilities as a Director.

BOARD MEETINGS

        The Board has five (5) regularly scheduled meetings each year appropriately scheduled for the Board to meet its responsibilities. In addition, unscheduled Board meetings may be called upon proper notice being given at any time to address specific needs of the Corporation. One half (or where one half of the Directors is not a whole number, the whole number which is closest to and less than one half) of the Directors then in office constitutes a quorum for Board of Directors meetings.

        The Chair of the Board and the Vice-Chairs will establish the agenda for each Board meeting. Any member of the Board may request that an item be included on the agenda and at any Board meeting raise subjects that are not on the agenda for that meeting.

        At the invitation of the Board, members of senior management and independent advisors recommended by the Chair, a Vice-Chair or the President attend Board meetings or portions thereof for the purpose of participating in discussions thereby providing certain expertise and/or insight into items that may be open for discussion. The Corporate Secretary attends all Board meetings except where there is a specific reason for the Corporate Secretary to be excluded.

        Materials for the review, discussion, and/or action of the Board are, to the extent practicable, to be distributed sufficiently in advance of meetings, thereby allowing time for review prior to the meeting. It is recognized that in certain circumstances written materials may not be available in advance of the meeting.

        At every Board meeting, immediately following the termination of each regularly scheduled Board meeting, the Independent Directors shall meet in executive session without the presence of management to discuss whatever topics they believe are appropriate. These meetings will be chaired by the Chair of the Nominating and Corporate Governance Committee. Additional executive sessions may be scheduled from time to time as determined by a majority of the Independent Directors in consultation with the Chair of the Board and Chair of the Nominating and Corporate Governance Committee.

BOARD COMMITTEES

        The Board has five (5) standing committees:

  1.
  Audit Committee;

  2.
  Compensation Committee;

  3.
  Nominating and Corporate Governance Committee;

  4.
  Reserves Committee; and

  5.
  Health, Safety and Environmental Committee

        The purpose and responsibilities for each of these committees are outlined in committee charters adopted by the Board.

        The Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall each be comprised entirely of Independent Directors. The Reserves Committee and the Health, Safety and Environmental Committee shall be comprised of a majority of Independent Directors. The Chair of each of the Reserves Committee and the Health, Safety and Environmental Committee shall be an Independent Director.

        Appointment of directors to standing committees shall be the responsibility of the Board, having received the recommendation of the Nominating and Corporate Governance Committee, based upon consultations with the members of the Board and the Chair.

        The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time.

        The Chair of each committee will determine the agenda, frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter.

BOARD EVALUATION

        The Nominating and Corporate Governance Committee will sponsor an annual self-assessment of the Board's performance as well as the performance of each committee of the Board, the results of which will be discussed with the full Board and each committee. In preparing these assessments, the Nominating and Corporate Governance Committee, circulates to each Director a questionnaire through which each Director can provide input. The Nominating and Corporate Governance Committee will also utilize the results of this self-evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for appointment to the Board and making recommendations to the Board with respect to assignments of Board members to various committees.

DIRECTOR COMPENSATION

        Senior management of the Corporation shall report periodically to the Nominating and Corporate Governance Committee on the status of the Corporation's Director compensation practices in relation to the other companies of comparable size and within the industry. The Corporation believes in a mix of both cash and stock based compensation. The Nominating and Corporate Governance Committee will recommend any changes in Director compensation to the Board for approval.

        Director's fees are the only compensation an Audit Committee member may receive from the Corporation.

SHARE OWNERSHIP

        Directors are required to acquire and hold Common Shares of the Corporation with a minimum aggregate market value of three times the annual retainer fee paid to directors within five (5) years from the date of their appointment as a director of the Corporation.

        Directors are required to confirm annually for the Corporation's Information Circular their share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold.

EVALUATION OF SENIOR MANAGEMENT

        Senior management is responsible for the day to day operation of the Corporation. Operations are to be conducted in a manner, which reflects the standards established by the Board, and with the goal of implementing and fulfilling the policies, strategies and goals established by the Board. The Board shall determine the specific or general terms and levels of authority for senior management as it may consider advisable from time to time.

        The Corporation does not have a CEO designation. This role is delegated by the Board to the senior management of the Corporation including the Chair of the Board, the Vice-Chair of the Board and the President. The Board establishes annual corporate objectives which senior management is responsible for meeting and assesses senior management's performance annually. This evaluation is based upon objective criteria previously authorized by the Board including consideration of the performance of the business of the Corporation, accomplishment of short and long term strategic objectives, material business accomplishments and development of management. The evaluation is used by the Compensation Committee, as part of a formal process of considering compensation of senior management with reference to the performance in meeting the corporate objectives.

        The President reports to the Compensation Committee annually with respect to senior management succession issues and the status of the Corporation's on-going program for management development.

DIRECTOR ACCESS TO MANAGEMENT, EMPLOYEES AND ADVISORS

        Each Director may consult with any manager or employee of the Corporation or with any independent advisor to the Corporation at any time.

        In appropriate circumstances, the committees of the Board are authorized to engage independent advisors as may be necessary in the circumstances.

        In discharging his or her obligations, an individual director may engage outside advisors, at the expense of the Corporation, in appropriate circumstances.

PUBLIC COMMUNICATIONS

        Management speaks for the Corporation and is responsible for communications with the press, analysts, regulators, and other constituencies. From time to time members of the Board may be requested to communicate with one or more of those constituencies. It is anticipated that such communication will be coordinated with the Corporation's management committee.

COMMUNICATION WITH THE BOARD

        The Chair speaks on behalf of the Board. However, any shareholder or interested party who wishes to communicate with the Board or any specific director may contact the Board or such specific director at the head office at the following address:

    Canadian Natural Resources Limited
    C/O Corporate Secretary
    #2500, 855 - 2nd St. S. W.
    Calgary, Alberta
    T2P 4J8

        Depending on the subject matter, the Corporate Secretary will:

  •
  Forward the communication to the director to whom it is addressed;

  •
  Refer the inquiry to the appropriate corporate department if it is a matter that does not appear to require direct attention by the Board or an individual director; or

  •
  Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

CODE OF INTEGRITY, BUSINESS ETHICS AND CONDUCT

        The Nominating and Corporate Governance Committee will periodically assess the Corporation's Code of Integrity, Business Ethics and Conduct policies to ensure it addresses appropriate topics and complies with the appropriate regulatory bodies' regulations and recommend any appropriate changes to the Board for approval. The Board must approve any waiver of the Code for any member of senior management or Directors. Any waiver must be disclosed in accordance with relevant regulatory requirements.

MODIFICATIONS TO CORPORATE GOVERNANCE GUIDELINES

        The Nominating and Corporate Governance Committee will annually review these Corporate Governance Guidelines and recommend any appropriate changes to the Board for approval.

SCHEDULE "C" TO INFORMATION CIRCULAR DATED MARCH 14, 2012

CANADIAN NATURAL RESOURCES LIMITED
(the "Corporation")

Section 191 of the Business Corporations Act (Alberta)

  Shareholder's right to dissent

191(1)    Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

  (a)
  amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

  (b)
  amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

  (b.1)
  amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

  (c)
  amalgamate with another corporation, otherwise than under section 184 or 187,

  (d)
  be continued under the laws of another jurisdiction under section 189, or

  (e)
  sell, lease or exchange all or substantially all its property under section 190.

(2)
A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)
In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)
A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)
A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)
at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)
if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6)
An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)
by the corporation, or

(b)
by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

  to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)
If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)
Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)
at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

  (b)
  within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9)
Every offer made under subsection (7) shall

(a)
be made on the same terms, and

(b)
contain or be accompanied with a statement showing how the fair value was determined.

(10)
A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)
A dissenting shareholder

(a)
is not required to give security for costs in respect of an application under subsection (6), and

(b)
except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)
In connection with an application under subsection (6), the Court may give directions for

(a)
joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)
the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c)
the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)
the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)
the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)
the service of documents, and

(g)
the burden of proof on the parties.

(13)
On an application under subsection (6), the Court shall make an order

(a)
fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)
giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)
fixing the time within which the corporation must pay that amount to a shareholder, and

(d)
fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)
On

(a)
the action approved by the resolution from which the shareholder dissents becoming effective,

(b)
the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c)
the pronouncement of an order under subsection (13),

  whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)
Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)
Until one of the events mentioned in subsection (14) occurs,

(a)
the shareholder may withdraw the shareholder's dissent, or

  (b)
  the corporation may rescind the resolution,

  and in either event proceedings under this section shall be discontinued.

(17)
The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)
If subsection (20) applies, the corporation shall, within 10 days after

(a)
the pronouncement of an order under subsection (13), or

(b)
the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

  notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)
Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)
A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)
the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)
the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

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CANADIAN NATURAL RESOURCES LIMITED NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY MAY 3, 2012
CANADIAN NATURAL RESOURCES LIMITED (the "CORPORATION") INFORMATION CIRCULAR FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY MAY 3, 2012 AT 3:00 P.M. (MDT) AT THE METROPOLITAN CENTRE 333 - 4TH AVENUE S. W. CALGARY, ALBERTA
Contents of This Information Circular
I. INFORMATION ON ITEMS TO BE ACTED UPON SOLICITATION OF PROXIES
INFORMATION CONCERNING VOTING
NUMBER OF VOTING SHARES OUTSTANDING AND PRINCIPAL HOLDERS THEREOF
BUSINESS OF THE MEETING
RECEIVING THE ANNUAL REPORT
ELECTION OF DIRECTORS
DIRECTOR COMPENSATION
APPOINTMENT OF AUDITORS
Fees Accrued to Auditors PricewaterhouseCoopers LLP
AMENDMENT TO THE ARTICLES OF THE CORPORATION
NON-BINDING ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION
OTHER MATTERS
II. INFORMATION RESPECTING THE CORPORATION
COMPENSATION DISCUSSION AND ANALYSIS
PERFORMANCE GRAPH
CUMULATIVE VALUE OF A $100 INVESTMENT
EXECUTIVE COMPENSATION
INCENTIVE PLAN AWARDS
COMMON SHARES HELD BY NAMED EXECUTIVE OFFICERS
PENSION PLAN BENEFITS
TERMINATION AND CHANGE OF CONTROL BENEFITS
REPORT OF THE COMPENSATION COMMITTEE
EQUITY COMPENSATION PLAN INFORMATION
INDEBTEDNESS OF EXECUTIVE OFFICERS AND DIRECTORS
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
ADDITIONAL INFORMATION
APPROVAL OF CIRCULAR
III. SCHEDULES TO THE INFORMATION CIRCULAR
SCHEDULE "A" TO INFORMATION CIRCULAR DATED MARCH 14, 2012
CANADIAN NATURAL RESOURCES LIMITED (the "Corporation")
STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF THE CORPORATION
SCHEDULE "B" TO INFORMATION CIRCULAR DATED MARCH 14, 2012
CANADIAN NATURAL RESOURCES LIMITED (the "Corporation")
BOARD OF DIRECTORS CORPORATE GOVERNANCE GUIDELINES
BOARD RESPONSIBILITIES
COMPOSITION OF THE BOARD
DIRECTOR RESPONSIBILITIES
DIRECTOR ORIENTATION
BOARD MEETINGS
BOARD COMMITTEES
BOARD EVALUATION
DIRECTOR COMPENSATION
SHARE OWNERSHIP
EVALUATION OF SENIOR MANAGEMENT
DIRECTOR ACCESS TO MANAGEMENT, EMPLOYEES AND ADVISORS
PUBLIC COMMUNICATIONS
COMMUNICATION WITH THE BOARD
CODE OF INTEGRITY, BUSINESS ETHICS AND CONDUCT
MODIFICATIONS TO CORPORATE GOVERNANCE GUIDELINES
SCHEDULE "C" TO INFORMATION CIRCULAR DATED MARCH 14, 2012
CANADIAN NATURAL RESOURCES LIMITED (the "Corporation")
Section 191 of the Business Corporations Act (Alberta)